Exhibit 99.29

These materials are important and require your immediate attention. If you have any questions regarding the information described in this Management Information Circular or require assistance with voting your shares, you may contact the proxy solicitation agent, Morrow Sodali (Canada) Ltd. by telephone at 1.888.999.1787 (toll-free in North America) or 1.289.695.3075 (collect call outside North America), or by email at assistance@morrowsodali.com.

GCM MINING CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE

HELD ON WEDNESDAY, JUNE 15, 2022

MANAGEMENT INFORMATION CIRCULAR

MAY 3, 2022

GCM MINING CORP.

401 Bay Street - Suite 2400

Toronto, Ontario M5H 2Y4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD

WEDNESDAY, JUNE 15, 2022

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders of GCM MINING CORP. (the “Corporation”) will be held at the offices of Wildeboer Dellelce LLP, Wildeboer Dellelce Place, Suite 800, 365 Bay Street, Toronto, Ontario, M5H 2V1 on Wednesday, June 15, 2022 at 10:00 a.m. (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2021, together with the report of the auditors thereon;

2.	to fix the number of directors to be elected at the Meeting at seven (7);

3.	to elect the directors of the Corporation for the ensuing year;

4.	to appoint KPMG LLP as auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors;

5.

to consider and, if deemed advisable, approve and reconfirm the Corporation’s Shareholders’ Rights Plan dated as of January 2, 2019 between the Corporation and TSX Trust Company as Rights Agent, as more particularly described in the accompanying Management Information Circular;

6.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice of meeting (the “Notice of Meeting”).

The board of directors of the Corporation has fixed the close of business on April 26, 2022 as the record date for the purpose of determining shareholders entitled to receive notice of and vote at the Meeting. Each Common Share of the Corporation will entitle the holder to one vote at the Meeting. Each other resolution, other than in respect of the election of directors of the Corporation and the appointment of the auditors of the Corporation, must be approved by a majority of the votes cast by the shareholders present or by proxy at the Meeting.

There is ongoing uncertainty surrounding the public health impact of the novel coronavirus (“COVID- 19”). As part of the Corporation’s social responsibility and preparedness plans in response to COVID-19, the Corporation will be providing an option to view the Meeting in a virtual format. Registered shareholders and proxyholders will be able to attend the Meeting in person or virtually, but there will be no option to vote virtually. Non-registered shareholders who have not appointed themselves as proxyholder will not be able to attend the Meeting in person, but may view the Meeting virtually. The Meeting will be viewable online at https://wildlaw-ca.zoom.us/j/88597393502?pwd=WFhmRXh3U2xiTTJqSWNaeTdxZDQxdz09. Inside the accompanying Management Information Circular, you will find important information and detailed instructions about how to participate in the Meeting. Health and safety guidelines and instructions from health authorities will be enforced at the Meeting, which may include attendance capacity limits.

Registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have duly appointed themselves as proxyholders, will be able to attend, participate, vote and ask questions at the Meeting if attending in person but will not be able to vote at the Meeting if attending virtually. Non-registered shareholders (being shareholders who

GCM Mining Corp.	Page 1

hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as their proxy will be able to attend the Meeting only as guests. Guests will be able to listen to the Meeting but will not be able to vote or ask questions and must identify themselves as guests whether attending in person or virtually. Inside this document, you will find important information and detailed instructions about how to participate in the Meeting.

Shareholders who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of proxy or to vote electronically in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice of Meeting. Non-registered shareholders must seek instruction on how to complete their form of proxy and vote their shares from their broker, trustee, financial institution or other nominee.

Following the conclusion of the formal business to be conducted at the Meeting, the Corporation will invite questions and comments from shareholders participating at the Meeting. Any shareholders attending the Meeting virtually will be able to ask questions at anytime during the Q&A session and until such time as the Chair ends the session.

The Corporation has elected to deliver this Notice of Meeting and the accompanying Management Information Circular and form of proxy (collectively, the “Meeting Materials”) to shareholders by posting the Meeting Materials on its website at www.gcm-mining.com in accordance with the notice and access notification mailed to shareholders of the Corporation. The use of the notice and access procedures under applicable securities laws will reduce the Corporation’s printing and mailing costs and is more environmentally friendly by reducing the use of paper. The Meeting Materials will be available on the Corporation’s website as of May 13, 2022, and will remain on the website for one (1) full year thereafter.

The Meeting Materials will also be available under the Corporation’s profile on SEDAR at www.sedar.com as of May 13, 2022 and at https://docs.tsxtrust.com/2300.

All shareholders will receive a notice and access notification containing information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. Shareholders wishing to receive paper copies of the Meeting Materials can request them from the Corporation by calling TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com. The Corporation will mail paper copies of the Meeting Materials to requesting shareholders at no cost to them within three business days of their request, if such requests are made no later than June 6, 2022.

If you have any questions or require assistance in completing your proxy or voting information form, please contact the proxy solicitation agent, Morrow Sodali (Canada) Ltd., by telephone at 1-888-999-1787 (toll-free in North America) or 1-289-695-3075 (collect call outside North America), or by email at assistance@morrowsodali.com.

Dated at Toronto, Ontario this 3rd day of May, 2022.

BY ORDER OF THE BOARD

(signed) “Lombardo Paredes Arenas”
Lombardo Paredes Arenas
Chief Executive Officer

GCM Mining Corp.	Page 2

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

GLOSSARY OF TERMS	5

INTRODUCTION	6

SOLICITATION OF PROXIES	6

MEETING ATTENDANCE AND PARTICIPATION INFORMATION	6

VIRTUAL MEETING VIEWING	6

GENERAL PROXY INFORMATION	7

APPOINTMENT OF A PROXY AND PROXY REGISTRATION	7
VOTING BY NON-REGISTERED HOLDERS	8
VOTING OF PROXIES	9
REVOCATION OF PROXIES	9
NOTICE AND ACCESS	10

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	10

BUSINESS OF THE MEETING	11

RECEIPT OF FINANCIAL STATEMENTS	11
FIXING NUMBER OF DIRECTORS	11
ELECTION OF DIRECTORS	11
APPOINTMENT OF AUDITORS	18
APPROVAL OF THE SHAREHOLDER RIGHTS PLAN	19

STATEMENT OF EXECUTIVE COMPENSATION	22

COMPENSATION DISCUSSION & ANALYSIS	22
ELEMENTS OF THE CORPORATION’S EXECUTIVE COMPENSATION PROGRAM	26
PERFORMANCE GRAPH	31
SUMMARY COMPENSATION TABLE FOR 2021	32
INCENTIVE PLAN AWARDS	34
EQUITY COMPENSATION PLAN INFORMATION	36
ANNUAL BURN RATE OF SECURITIES ISSUED UNDER THE STOCK OPTION PLAN	36
PENSION PLAN BENEFITS	36
TERMINATION AND CHANGE OF CONTROL BENEFITS	37
MANAGEMENT CONTRACTS	39
DIRECTOR COMPENSATION	40

CORPORATE GOVERNANCE DISCLOSURE	42

INFORMATION SECURITY RISK MANAGEMENT AND OVERSIGHT	43

AUDIT COMMITTEE INFORMATION	43

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	43

AGGREGATE INDEBTEDNESS	43
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS	43

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	44

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	44

ADDITIONAL INFORMATION	44

GCM Mining Corp.	Page 3

DIRECTORS’ APPROVAL	45

SCHEDULE A – SHAREHOLDER RIGHTS PLAN	A-1

SCHEDULE B – STATEMENT OF CORPORATE GOVERNANCE	B-1

SCHEDULE C – MANDATE OF THE GCM BOARD	C-1

GCM Mining Corp.	Page 4

GLOSSARY OF TERMS

In this management information circular (the “Circular”), the following capitalized terms shall have the following meanings, in addition to other terms defined elsewhere in this Circular.

“$” means Canadian dollars;

“AIF” means the annual information form of GCM dated March 31, 2022 in respect of the year ended December 31, 2021;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day of the year, other than a Saturday, a Sunday or any day on which major banks are closed for business in Vancouver, British Columbia or Toronto, Ontario;

“CCGNC” means the Compensation, Corporate Governance and Nominating Committee of the Corporation;

“Circular” means this management information circular, including the Notice of Meeting and all schedules attached hereto and all amendments thereof;

“Common Shares” means common shares in the capital of GCM;

“DSUs” means deferred share units under the Directors’ Deferred Share Unit Plan of the Corporation effective as of March 27, 2019;

“ESG Committee” means the Environmental, Social & Governance Committee of the Corporation;

“GCM” or the “Corporation” means GCM Mining Corp., a corporation existing under the laws of the Province of British Columbia;

“GCM Board” means the board of directors of GCM;

“Meeting” means the annual general and special meeting of Shareholders to be held on June 15, 2022, and any adjournment thereof;

“NI 51-102” means National Instrument 51-102 –Continuous Disclosure Obligations adopted by the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a

Reporting Issuer adopted by the Canadian Securities Administrators;

“NI 58-101” means National Instrument 58-101 –Disclosure of Corporate Governance Practices adopted by the Canadian Securities Administrators;

“Notice of Meeting” means the notice of the annual general and special meeting of Shareholders delivered to GCM Shareholders forming part of this Circular;

“Options” means options granted by GCM to purchase Common Shares pursuant to the incentive stock option plan of GCM last approved by Shareholders on June 4, 2020;

“PSUs” means performance share units under the Performance Share Unit Plan of the Corporation effective as of March 27, 2019;

“Record Date” means April 26, 2022 with respect to the Shareholders entitled to receive notice of and to vote at the Meeting;

GCM Mining Corp.	Page 5

“SEDAR” means the System for Electronic Document Analysis and Retrieval located at www.sedar.com;

“Shareholders” means the holders of Common Shares as of the Record Date;

“TSX” means the Toronto Stock Exchange; and

“TSX-V” means the TSX Venture Exchange.

INTRODUCTION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with the solicitation of proxies by management of GCM Mining Corp. (“GCM” or the “Corporation”) for use at the Meeting at the offices of Wildeboer Dellelce LLP, Wildeboer Dellelce Place, Suite 800, 365 Bay Street, Toronto, Ontario, M5H 2V1 on Wednesday, June 15, 2022 at 10:00 am (Toronto time), and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of GCM. Directors, officers and employees of GCM will not receive any extra compensation for such activities. The Corporation has retained Morrow Sodali (Canada) Ltd. (“Morrow Sodali”) as its proxy solicitation agent to assist in the solicitation of proxies with respect to the Meeting. The Corporation and Morrow Sodali entered into an engagement agreement with customary terms and conditions, which provides that the proxy solicitation agent will be paid a fee of up to $75,000. GCM will also pay certain fees to Morrow Sodali on phone calls with Shareholders and in respect of votes by Shareholders taken over the phone, as well as reimburse Morrow Sodali for reasonable out-of-pocket expenses. The total cost of the solicitation will be borne by GCM.

Unless otherwise noted, all information contained in this Circular is as of May 3, 2022.

MEETING ATTENDANCE AND PARTICIPATION INFORMATION

Virtual Meeting Viewing

This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of the coronavirus known as COVID-19 and its variants, and to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Corporation will be holding the Meeting at the offices of Wildeboer Dellelce LLP, Wildeboer Dellelce Place, Suite 800, 365 Bay Street, Toronto, Ontario, M5H 2V1 and will be providing an option to view the Meeting in a virtual format, as set out below, though voting will not be permitted virtually. Health and safety guidelines and instructions from health authorities will be enforced at the Meeting, which may include attendance capacity limits.

The Meeting will be able to be viewed virtually via the Zoom meeting platform. To access the Meeting, Shareholders will have three options: through an Internet browser; through the Zoom application; or via teleconference.

OPTION 1: Using your Internet browser

Click this link to join the Zoom webinar directly via your browser:

https://wildlaw-ca.zoom.us/j/88597393502?pwd=WFhmRXh3U2xiTTJqSWNaeTdxZDQxdz09 This allows participants to bypass the Zoom application download process and join a meeting directly from their browser. This is a workaround for participants who are unable to download, install, or run applications. Note that the meeting experience from the browser may be limited.

GCM Mining Corp.	Page 6

OPTION 2: Using your Zoom application

Visit http://www.zoom.com or access the Zoom application on your computer or smartphone

1. Click ‘Join a Meeting’ (Browser) or ‘Join’ (Mobile or Desktop Application)

2. Enter Webinar ID 885 9739 3502 into the Meeting ID box

3. Enter your name

4. Click ‘Join’

5. Enter the password: 001

OPTION 3: Dial in to the AGSM (audio only):

Dial (for higher quality, dial a number based on your current location):

Canada: +1 647 374 4685 or +1 647 558 0588 or +1 778 907 2071 or +1 204 272 7920 or +1 438 809 7799 or +1 587 328 1099

US (Houston): +1 346 248 7799

US (New York): +1 929 205 6099

US (San Jose): +1 669 900 6833

US (Tacoma): +1 253 215 8782

US (Washington D.C.): +1 301 715 8592

US (Chicago): +1 312 626 6799

Webinar ID: 885 9739 3502

Participant ID: Not required (just press #)

Passcode: 001

International numbers available: https://wildlaw-ca.zoom.us/u/kzrVieXbP

It is the Shareholder’s responsibility to ensure connectivity during the meeting and the Corporation encourages its Shareholders to allow sufficient time to log in to the Meeting before it begins.

Any Shareholders wishing to view materials that may be presented at the Meeting by the Corporation’s management will need to join the meeting through an Internet browser or the Zoom application.

GENERAL PROXY INFORMATION

Appointment of a Proxy and Proxy Registration

The individuals named in the accompanying form of proxy are directors or officers of the Corporation. A Shareholder wishing to appoint some other person or entity (who need not be a Shareholder) to represent them at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person or entity’s name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless the completed form of proxy is received by TSX Trust Company, 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, Attention: Proxy Department or by facsimile to (416) 595-9593 on or before 10:00 a.m. (Toronto time) on Monday, June 13, 2022, or at least 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment or postponement of the Meeting at which the proxy is to be used. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his, her or its discretion, without notice.

As noted in the Notice of Meeting accompanying this Circular, Shareholders may also elect to vote electronically by proxy in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, interested Shareholders are asked to go to the website shown on the form of proxy and follow the instructions provided. Please note that each Shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy

GCM Mining Corp.	Page 7

form for information regarding the deadline for voting shares electronically. Shareholders who vote electronically are also asked to not return the paper form of proxy by mail.

Voting by Non-Registered Holders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold Common Shares in their own name and thus are considered non-registered beneficial shareholders. Only registered holders of Common Shares or the persons they appoint as their proxyholder are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including, among others, banks, trust companies, securities dealers, brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans) that the Non-Registered Holder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Holders should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. In accordance with the requirements of the Canadian Securities Administrators, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the enclosed instrument of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. If you are a Non-Registered Holder, your Intermediary will be the entity legally entitled to vote your Common Shares at the Meeting. Common Shares held by an Intermediary can only be voted upon the instructions of the Non-Registered Holder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

Applicable regulatory policy requires Intermediaries to seek voting instructions from Non-Registered Holders in advance of the Meeting. Often, the form of proxy supplied to a Non-Registered Holder by its Intermediary is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Non-Registered Holder. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Non-Registered Holder is requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, the Non-Registered Holder may call a toll-free telephone number or access the internet to provide instructions regarding the voting of Common Shares held by the Non-Registered Holder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Non-Registered Holder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting, as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have such Common Shares voted.

Non-Registered Holders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary or Broadridge, as applicable. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Non-Registered Holders in order to ensure that their GCM Common Shares are voted at the Meeting.

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their Intermediary, a Non-Registered Holder may attend the Meeting as proxyholder for the Intermediary and vote the Common Shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy or voting instruction form provided to them by their Intermediary or Broadridge, as applicable, and return the same in accordance with the instructions provided by their Intermediary or Broadridge, as applicable, well in advance of the Meeting.

The purpose of the above-noted procedures is to permit Non-Registered Holders to direct the voting

GCM Mining Corp.	Page 8

of the Common Shares which they beneficially own. Non-Registered Holders should carefully follow the instructions and procedures of their Intermediary or Broadridge, as applicable, including those regarding when and where the form of proxy or voting instruction form is to be delivered.

Pursuant to NI 54-101, the Corporation is distributing copies of proxy-related materials in connection with the Meeting directly to non-objecting beneficial owners of Common Shares. If you are a Non-Registered Holder, and the Corporation or its agent has sent proxy-related materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send proxy-related materials in connection with the Meeting to you directly, the Corporation (and not the Intermediary holding Common Shares on your behalf) has assumed responsibility for: (i) delivering the proxy-related materials for the Meeting to you; and (ii) executing your proper voting instructions. The Corporation does not intend to pay for Intermediaries to deliver copies of the proxy-related materials to objecting beneficial owners. Objecting beneficial owners will not receive the proxy-related materials in respect of the Meeting unless the Intermediary holding Common Shares on behalf of the objecting beneficial owner assumes the cost of delivery.

If you have any questions or require further information with regard to voting your Common Shares, please contact Morrow Sodali toll-free in North America at 1-888-999-1787 (toll-free in North America) or 1-289-695-3075 (collect call outside North America), or by email at assistance@morrowsodali.com.

Voting of Proxies

Each Shareholder may instruct their proxyholder on how to vote their Common Shares by completing the blanks on the enclosed instrument of proxy. Common Shares represented by the enclosed instrument of proxy will be voted for, withheld from voting or against on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted IN FAVOUR OF PASSING THE RESOLUTIONS DESCRIBED IN THE INSTRUMENT OF PROXY AND BELOW. If any amendment or variation to the matters identified in the Notice of Meeting is proposed at the Meeting or any adjournment or postponement thereof, or if any other matters properly come before the Meeting or any adjournment or postponement thereof, the accompanying proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. As at the date of this Circular, management of the Corporation knows of no such amendments or variations or other matters to come before the Meeting.

Unless otherwise stated, Common Shares represented by a valid instrument of proxy will be voted: (i) in favour of fixing the number of directors to be elected at the Meeting for the ensuing year at seven (7); (ii) in favour of the election of nominees set forth in this Circular except where a vacancy among such nominees occurs prior to the Meeting, in which case, such Common Shares may be voted in favour of another nominee in the proxyholder’s discretion; (iii) in favour of the appointment of KPMG LLP as auditors of the Corporation and the authorization of the board of directors of the Corporation to fix their remuneration; and (iv) in favour of the approval of the Shareholder Rights Plan.

All references to Shareholders in this Circular and the accompanying instrument of proxy and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

A registered GCM Shareholder, or a Non-Registered Holder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by TSX Trust Company, the transfer agent and registrar for the Meeting.

Revocation of Proxies

A Shareholder who has validly given a proxy may revoke it for any matter upon which a vote has not already been cast by the proxyholder appointed in the proxy. If a Shareholder who has submitted a

GCM Mining Corp.	Page 9

proxy attends the Meeting, any votes cast by such Shareholder on a ballot will be counted and the submitted proxy will be disregarded. In addition to revocation in any other manner permitted by law, a proxy may be revoked with an instrument in writing executed by the Shareholder or by their attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. Such notice may be delivered to the head office of the Corporation, 401 Bay Street, Suite 2400, Toronto, Ontario M5H 2Y4, at any time prior to 5:00 p.m. (Toronto time) on Tuesday, June 14, 2022, the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof. As well, a Shareholder who has given a proxy may attend the Meeting (or where the Shareholder is a corporation, its authorized representative may attend), revoke the proxy (by indicating such intention to the chair of the Meeting before the proxy is exercised) and vote at the Meeting (or withhold from voting). If a Shareholder has voted on the internet or by telephone and wishes to change such vote, such Shareholder may vote again through such means before 10:00 a.m. (Toronto time) on Monday, June 13, 2022 or at least 48 hours, excluding Saturdays, Sundays and statutory holidays, before any adjournment or postponement of the Meeting. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Notice and Access

The Corporation has elected to use the “notice-and-access” provisions under NI 54-101 (the “Notice-and-Access Provisions”) for the Meeting. The Corporation has elected to deliver the proxy-related materials to GCM Shareholders by posting the proxy-related materials for the Meeting on its website at www.gcm-mining.com and at https://docs.tsxtrust.com/2300. The proxy materials will be available on the Corporation’s website as of May 13, 2022 and will remain on the website for one (1) full year thereafter. The proxy materials will also be available under the Corporation’s profile on SEDAR at www.sedar.com as of May 13, 2022.

The Corporation will not employ what is known as “stratification.” Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of their information circular with the notice to certain groups of Shareholders. For the Meeting, all shareholders will receive the proxy-related materials under the Notice-and-Access Provisions. The Corporation will only mail paper copies of the proxy-related materials for the Meeting to those registered and beneficial shareholders who have previously elected to receive or otherwise request paper copies thereof. All other shareholders of the Corporation will receive a notification containing information on how to obtain electronic and paper copies of the proxy-related materials in advance of the Meeting.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of the Record Date of April 26, 2022, there were 98,143,386 Common Shares outstanding, each carrying one vote. The Common Shares trade on the TSX. Only Shareholders of record as of the close of business on the Record Date, who either attend the Meeting virtually or who have completed and delivered a form of proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their Common Shares voted at the Meeting.

Except as disclosed below, to the knowledge of the directors and officers of the Corporation, as at the date of this Circular, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all the outstanding Common Shares.

GCM Mining Corp.	Page 10

Name of Shareholder	Number of Common Shares(1)	Percentage of Issued and Outstanding Common Shares
MMCAP International Inc. SPC(1)(2)	10,726,216	10.93%

Notes:

(1)

This information is not within the knowledge of the management of the Corporation and has been extracted from the Form 62-203F3 filed in respect of the GCM security holdings of MMCAP International Inc. SPC dated September 9, 2021and available on GCM’s SEDAR profile at www.sedar.com.

(2)

As per the same form, MMCAP International Inc. SPC also holds $16,200,000 of Debentures (as defined herein) and 1,785,714 common share purchase warrants, with each such warrant entitling the holder thereof to purchase one Common Share at any time prior to February 6, 2023 at an exercise price of $6.50 per Common Share.

BUSINESS OF THE MEETING

Resolutions, other than in respect of the election of directors of the Corporation and the appointment the auditors of the Corporation, must be approved by a majority of the votes cast by the Shareholders present or by proxy at the Meeting. A quorum for the Meeting shall be two Shareholders present at the Meeting or represented by proxy, representing at least 25% of the issued and outstanding Common Shares of the Corporation entitled to vote at the Meeting. No business, other than the election of a Chair of the Meeting and the adjournment of the Meeting, shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting, in which case a quorum shall be deemed to be present during the remainder of the Meeting. If a quorum is not present within one-half hour from the time set for holding the Meeting, the Shareholders present or represented by proxy may adjourn the Meeting to the same day in the next week at the same time and place.

Receipt of Financial Statements

The audited consolidated financial statements of the Corporation as at and for the fiscal year ended December 31, 2021 and the accompanying auditors’ report will be presented to Shareholders at the Meeting. The financial statements, together with the auditors’ report for the fiscal year ended December 31, 2021, were mailed to those Shareholders who requested a copy and are available on the Corporation’s website at www.gcm-mining.com, on its SEDAR profile at www.sedar.com and also available at https://docs.tsxtrust.com/2300. Shareholders of the Corporation may request copies of the Corporation’s financial statements and management discussion and analysis free of charge by contacting the Corporation at its head office at 401 Bay Street, Suite 2400, Toronto, Ontario M5H 2Y4 or by phone at (416) 360-4653.

Fixing Number of Directors

The GCM Board currently consists of seven (7) directors. The term of office for each of the present directors of the Corporation expires at the Meeting. It is proposed that the number of directors to be elected at the Meeting for the ensuing year be fixed at seven (7) directors. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to fix the number of directors of the Corporation at seven (7). In the absence of contrary instructions, the persons named in the enclosed form of proxy will vote FOR fixing the number of directors to be elected at seven (7).

Election of Directors

The following table and notes thereto state the name, city, province or state and country of residence of each person proposed to be nominated by management for election as a director, all offices of the Corporation now held, principal occupation, the period of time for which he or she has been a director of the Corporation, and the number of Common Shares beneficially owned, directly or indirectly or over which such person exercises control or direction, as at the date hereof. The information as to principal occupation, securities currently held and directorships with other public issuers, not being within the knowledge of the Corporation, has been furnished individually by the respective directors or obtained from

GCM Mining Corp.	Page 11

the System for Electronic Disclosure by Insiders (“SEDI”). If elected as a director, the proposed nominees will hold office until the next annual meeting of GCM Shareholders, unless their office is earlier vacated in accordance with the articles of the Corporation or the provisions of the BCBCA. In the absence of contrary instructions, the persons named in the enclosed form of proxy will vote FOR the election of each of the nominees below to the GCM Board.

Serafino Iacono | Non-Independent
Executive Chairman, Director Panama City, Panama Age: 61

Mr. Iacono has served as the Executive Chairman of the GCM Board since March 27, 2019 and was the Executive Co-Chairman of the GCM Board from August 20, 2010 to March 27, 2019. He served as the Interim Chief Executive Officer of Aris Gold Corporation (formerly, Caldas Gold Corp.) from February 25, 2020 to February 4, 2021 and has been a director of Aris Gold Corporation since February 25, 2020. He has also served as a director and Chief Executive Officer of NG Energy International Corp. (TSX-V) since June 3, 2019 and has been the Executive Chairman of Denarius Metals Corp., since November 4, 2020.

Director Since:
August 6, 2010

Mr. Iacono previously served as the Executive Co-Chairman of the board of Pacific Exploration & Production Corporation from January 23, 2008 to November 2, 2016 and the Interim Chief Executive Officer and President of Medoro Resources Ltd. from September 2010 to June 10, 2011. He is the Chairman of Western Atlas Resources Inc.

2021 Board Attendance		Securities Held as of May 3, 2022		Directorships with Other Public Issuers
Board	6 of 7	Common Shares	1,857,492	• Aris Gold Corporation(9)
		Options	750,000	• Western Atlas Resources Inc.(10)
		Debentures(2)	$652,500	• Denarius Metals Corp.(11)
		PSUs(3)	158,374	• NG Energy International Corp.

Miguel de la Campa | Non-Independent
Vice Chairman, Director Lisbon, Portugal Age: 77

Mr. de la Campa has served as the Vice Chairman of the GCM Board since March 27, 2019 and was the Executive Co-Chairman of the GCM Board from August 20, 2010 to March 27, 2019. Mr. de la Campa has served as the Chairman of the board of directors of Strategic Minerals Europe Corp. since December 6, 2021. He has served as a director of Western Atlas Resources Inc. since October 9, 2019 and a director of Strategic Minerals Spain since January 2018.

Director Since:
August 6, 2010

Mr. de la Campa was also the Executive Co-Chairman of the board of Pacific Exploration &

Production Corporation from January 23, 2008 to November 2, 2016. Previously, Mr. de la

Campa was the President and co-founder of Bolivar Gold Corp., a director of PetroMagdalena Energy Corp. and a co-founder of Pacific Stratus Energy.

Mr. de la Campa currently serves as Chair of the Corporation’s ESG Committee.

2021 Board Attendance		Securities Held as of May 3, 2022		Directorships with Other Public Issuers
Board	7 of 7	Common Shares	648,313	• Western Atlas Resources Inc.(10) • Strategic Minerals Europe Corp.
ESG Committee	3 of 3	Options(1)	75,000
		2024 Warrants	129,084
		Debentures(2)	$652,500
		DSUs(4)	154,425

GCM Mining Corp.	Page 12

De Lyle Bloomquist | Independent
Director Scottsdale, Arizona, USA Age: 63 Director Since: August 16, 2017

Mr. Bloomquist retired in March 2015 as the President, Global Chemicals Business for Tata Chemicals Ltd. as well as the President, CEO and Director of Tata Chemicals North America Inc.

He currently serves as the Chairman of the board for Rayonier Advanced Materials Inc, .and as a director on the boards of directors for Sisecam Wyoming LLC (f/k/a/ Ciner Wyoming LLC) and Evoq Nano Inc. He has served in the past on the board of directors of PDS Biotechnology Corporation, Crystal Peak Minerals, Scientia Vascular LLC, Huber Engineered Materials, Costa Farms, ANSAC and Oglebay Norton. He is also an emeritus member of the board of Business Advisors for the Tepper School of Business at Carnegie Mellon University.

Mr. Bloomquist is currently a member of the Corporation’s Audit Committee.

2021 Board and Committee Attendance		Securities Held as of May 3, 2022		Directorships with Other Public Issuers
Board	7 of 7	Common Shares	Nil	• Rayonier Advanced Materials Inc.
Audit Committee	4 of 4	Options(1)	103,333
		DSUs(4)	121,425

Hernan Juan Jose Martinez Torres | Independent
Director Barranquilla, Colombia Age: 80 Director Since: June 10, 2011

Mr. Martinez served as Minister of Mines in Colombia from July 2006 to August 2010, was President of Atunec S.A. from August 2002 to July 2006, and held a number of positions at Exxon Mobil Colombia S.A. from 1964 to 2002.

He has served as a director of Aris Gold Corporation (formerly, Caldas Gold Corp.) since February 25, 2020. Mr. Martinez served as a director of Pacific Exploration & Production Corporation from 2011 to November 2016.

Mr. Martinez is currently a member of the Corporation’s CCGNC and ESG Committee.

2021 Board and Committee Attendance		Securities Held as of May 3, 2022		Directorships with Other Public Issuers
Board	7 of 7	Common Shares	356,001	• Aris Gold Corporation(9)
CCGNC	1 of 1	Debentures(2)	$450,000
ESG Committee	3 of 3	DSUs(4)	154,425

GCM Mining Corp.	Page 13

Robert Metcalfe | Independent
Lead Independent Director Toronto, Ontario, Canada Age: 82 Director Since: June 10, 2011

Mr. Metcalfe was a senior partner with the law firm Lang Michener LLP for 20 years. He is the former President and Chief Executive Officer of Armadale Properties and Counsel to all of the Armadale Group of Companies, with significant holdings across numerous industries including finance, construction of office buildings, airport ownership, management and refurbishing, land development, automotive dealerships as well as newspaper publishing, radio and television stations. Mr. Metcalfe has served as President, CEO, Lead Director, Chairman and Committee member on numerous publicly listed natural resource and industry company corporate boards globally, including Medoro Resources Ltd. from August 2009 to June 2011 (Chairman); Petro Magdalena Energy Corp. from July 2009 to April 2012; as well as the former Chairman of the board of Alberta Oilsands Inc. from 2012 to 2015. He currently serves as director of publicly listed companies Blue Star Gold, Medcolcanna Organics Inc., BetterLife Pharma Inc., and Pasofino Gold Limited. As director and shareholder, Mr. Metcalfe has been engaged in numerous acquisitions, divestitures, corporate reorganizations, financings and corporate improvements, as well as serving on numerous special committees across many sectors. He is a member of the Institute of Corporate Directors and a member in good standing of the Law Society of Upper Canada.

Mr. Metcalfe is currently the Lead Independent Director, a member of the Corporation’s ESG Committee and serves as Chair of the CCGNC.

2021 Board and Committee Attendance		Securities Held as of May 3, 2022		Directorships with Other Public Issuers
Board	7 of 7	Common Shares	1,933	• Blue Star Gold
Audit Committee	3 of 3(5)	DSUs(4)	154,425	• Medcolcanna Organics Inc.
CCGNC	1 of 1			• BetterLife Pharma Inc.
ESG Committee	3 of 3			• Pasofino Gold Limited

Jaime Perez Branger | Independent
Director Madrid, Spain Age: 62 Director Since: June 10, 2011

Mr. Branger has been a director of Strategic Minerals Spain since June 2011, the Chief Executive Officer and a director of Strategic Minerals Europe Corp. since December 6, 2021, the Managing Director of Next Ventures Corp. since 2006, Executive Chairman of PetroMagdalena Energy Corp. from June 2011 to July 27, 2012 and President of C.A. Agropecuaria, from May 2003 to October 2011. Mr. Perez Branger was a founding partner of Andino Capital Markets, a Latin American investment bank from 1993 to 1999 and prior thereto was a Vice-President in charge of capital markets and corporate finance at Citibank, Caracas.

Mr. Perez Branger is currently a member of the Corporation’s CCGNC and serves as Chair of the Audit Committee.

2021 Board and Committee Attendance		Securities Held as of May 3, 2022		Directorships with Other Public Issuers
Board	7 of 7	Common Shares	29,324	• Strategic Minerals Europe Corp.
Audit Committee	4 of 4	Options(1)	50,000
CCGNC	1 of 1	2024 Warrants(6)	19,344
		DSUs(4)	154,425

GCM Mining Corp.	Page 14

Belinda Labatte | Independent
Director Toronto, Canada Age: 47 Director Since: August 18, 2021

Ms. Labatte has been the Chief Executive Officer and a director of Lomiko Metals Inc. since October 26, 2021 and the Founder of The Capital Lab Inc. since January 2006. Ms. Labatte was the Chief Development Officer of Mandalay Resources Corporation from January 2015 to July 2021. Ms. Labatte has been a director of Star Royalties Ltd. since December 2020. Ms. Labatte is a member of the Institute of Corporate Directors, ICD.D.

Ms. Labatte is currently a member of the Corporation’s Audit Committee.

2021 Board and Committee Attendance		Securities Held as of May 3, 2022(2)		Directorships with Other Public Issuers
Board	1of 2(7)	Common Shares	1,600	• Lomiko Metals Inc.
Audit Committee	1 of 1(8)	DSUs(4)	64,168	• Star Royalties Ltd.

Notes:

(1)

Represent Options granted prior to 2019. In 2019, the Corporation revised its compensation practices and policies to only award DSUs to its non-executive directors as summarized under “Statement of Executive Compensation – Compensation Discussion and Analysis –CCGNC Decisions Related to Non-Executive Directors’ Compensation”.

(2)

Debentures acquired pursuant to the Corporation’s private placement of convertible unsecured subordinated debentures at a price of $1,000 per $1,000 principal amount of debentures (the “Debentures”). The Debentures mature on April 5, 2024 (the “Maturity Date”) and bear interest at the rate of 8.00% per annum, payable monthly.

At the holder’s option, the Debentures may be converted into Common Shares at any time and from time to time, up to the Maturity Date, at a conversion rate of approximately 210.53 Common Shares per $1,000 principal amount, subject to adjustment in certain circumstances.

(3)	Settled in cash only on vesting.
(4)	Settled in cash only upon departure from the GCM Board.
(5)	Mr. Metcalfe resigned from the Audit Committee on September 9, 2021.
(6)	Warrants of the Corporation listed on the TSX exercisable into one Common Share at a price of $2.21 per warrant until April 30, 2024.
(7)	Ms. Labatte was appointed to the GCM Board on August 18, 2021. Between August 18, 20201 and December 31, 2021, the Corporation held two GCM Board meetings.
(8)	Ms. Labatte was appointed to the Audit Committee on September 9, 2021. Between September 9, 2021 and December 31, 2021, the Corporation held one Audit Committee meeting.
(9)

Messrs. Iacano and Martinez are GCM nominees pursuant to the investor agreement between GCM and Aris Gold Corporation dated December 3, 2020 whereby it provided that so long as GCM owns more than 20% of Aris Gold Corporation, GCM has the right to nominate two directors to the Aris Gold Corporation board of directors. GCM currently owns 44.3% of the outstanding shares of Aris Gold Corporation.

(10)

Messrs. Iacano and de la Campa are GCM nominees pursuant to the investor rights agreement between GCM and Western Atlas Resources Inc. dated October 9, 2019 whereby it provided that so long as GCM owns more than 5% of Western Atlas Resources Inc., GCM has the right to nominate two directors to the Western Atlas Resources Inc. board of directors. GCM currently owns approximately 26% of the outstanding shares of Western Atlas Resources Inc.

(11)	GCM Mining currently owns approximately 29% of the outstanding shares of Denarius Metals (TSX-V).

Except as described below, no proposed director of the Corporation is, or within 10 years before the date hereof, has been: (a) a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order

GCM Mining Corp.	Page 15

that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

Messrs. Martinez and Perez Branger are respectively, the Executive Chairman and a director of Caribbean Resources Corporation (formerly Pacific Coal Resources Ltd.) in which they were subject to a management cease trade order (since lifted) due to that company’s default in filing its annual financial statements, management’s discussion and analysis, and certifications for the period ending December 31, 2014, which were due to be filed on April 30, 2015, as required under NI 51-102. Such documents were subsequently filed with the applicable securities regulators on June 15, 2015. However, that company continued to be under a management cease trade order due to its default in filing its interim financial statements and management’s discussion and analysis, and certifications for the period ending March 31, 2015, which were due to be filed on June 15, 2015 and were subsequently filed on June 29, 2015. Caribbean Resources Corporation has since ceased to be a reporting issuer.

Mr. Metcalfe was an independent director of Xinergy Ltd. (“Xinergy”) from December 2009 to May 2015. In April 2015, the Ontario Securities Commission issued a cease trade order in respect of the securities of Xinergy for its failure to file its annual financial statements, management’s discussion and analysis and annual information form, each for the year ended December 31, 2014. On April 6, 2015, trading in Xinergy shares was halted on the TSX, and Xinergy shares were delisted from the TSX on May 12, 2015, as a result of Xinergy’s failure to meet continued listing requirements. Xinergy has ceased to be a reporting issuer and has continued as a private company.

Mr. Metcalfe, a director of the Corporation, was a director of Agility Health Inc. (“Agility”), a company listed on the TSX-V from October 2013 to June 2018. On April 27, 2018, Agility announced by press release that it would be unable to file its audited annual financial statements, management’s discussion and analysis and related officer’s certificates for the year ended December 31, 2017 on time due to the disposition of its American operations, and accordingly became subject to a cease trade order from the Ontario Securities Commission on May 1, 2018. Agility filed the aforementioned documents on May 30, 2018 and the cease trade order was allowed to expire on July 4, 2018. Agility has ceased to be a reporting issuer.

Mr. Martinez was a director and Messrs. Iacono and de la Campa were directors and Executive Co-Chairmen of Pacific Exploration & Production Corporation, which undertook a comprehensive recapitalization and financing transaction that was implemented pursuant to a proceeding under the Companies Creditors’ Arrangement Act, together with appropriate proceedings in Colombia under Ley 1116 of 2006 and in the United States under chapter 15 of title 11 of the United States Code, ultimately implemented by way of a plan of arrangement and compromise on November 2, 2016. Effective November 2, 2016, Messrs. Iacono, de la Campa and Martinez resigned from the board and effective October 31, 2016, Messrs. Iacono and de la Campa retired from their positions as Executive Co-Chairmen.

Mr. Iacono was a director of US Oil Sands Inc. (“US Oil Sands”) from October 2013 until his resignation in June 2017. On September 14, 2017, the Court of Queen’s Bench, Alberta granted the application of the primary creditor of US Oil Sands to appoint a receiver and manager over all the assets, undertakings and property of US Oil Sands. Such appointment continues as of the date hereof.

On May 4, 2021, NG Energy International Corp. was granted a management cease trade order (“MCTO”) pursuant to National Policy 12-203 –Cease Trade Orders for Continuous Disclosure Defaults, which precluded Mr. Iacono from trading common shares in NG Energy International Corp. until such time as the MCTO was no longer in effect. The MCTO was sought by NG Energy International Corp. as it would not be filing certain financial statements, related management discussion and analysis and applicable officer certifications by the required deadline. On July 2, 2021, the MCTO was lifted after NG Energy International Corp. filed the required materials

No director proposed for election has been subject to any: (a) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) other penalties

GCM Mining Corp.	Page 16

or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

No director proposed for election has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Diversity

The Corporation is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Corporation. The Corporation’s objectives, as outlined in its Code of Business Conduct and Ethics, include providing a work environment that is free of discrimination and harassment, including based on gender. The Corporation is fully committed to increasing diversity on the GCM Board over time.

To that end, in accordance with good governance practices and in furtherance to the Corporation’s commitment to gender diversity, in April 2021, the Corporation adopted a formal written policy relating to the identification and nomination of women director nominees as well as executive officer candidates (the “Gender Diversity Policy”). A copy of the Gender Diversity Policy is available on the Corporation’s website at www.gcm-mining.com.

When assessing GCM Board composition or identifying suitable candidates for appointment or reelection to the GCM Board, the Corporation will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the GCM Board. As part of the Gender Diversity Policy, the GCM Board had set a target to have the GCM Board represented by at least one female director by the time of Corporation’s annual general meeting to be held in 2022. Currently, the Corporation has one female director, Ms. Belinda Labatte, on the GCM Board. The GCM Board originally nominated another female director for the Meeting. However, due to some unexpected reasons, such female director is no longer able to stand for election at the Meeting. The GCM Board is actively looking for a second female board candidate and is committed to having at least two female directors by the time of the Corporation’s next annual general meeting in 2023 pursuant to the Gender Diversity Policy.

When assessing the composition of the senior management team or identifying suitable management candidates, the Corporation will also consider candidates on merit against objective criteria having due regard to the benefits of diversity. Currently, there is one woman officer on the Corporation’s executive management team representing 16.7% of the Corporation’s officers. Five women currently serve on the Corporation’s senior management team representing 29% and, in accordance with the sustainability report of the Corporation expected to be published in the second quarter of 2022 (the “Sustainability Report”), approximately 14.2% of the Corporation’s workforce are women.

Term Limits and Retirement

The term of the Corporation’s directors expires at the end of the next annual general meeting or when a successor is elected or appointed to the GCM Board. The Corporation does not impose term limits or mandatory retirement on its directors. The Corporation believes that term limits or mandatory retirement based on age alone may create arbitrary and technical impediments to the selection of the most qualified persons. The GCM Board and CCGNC continually review a director’s effectiveness and the mix of skills and expertise.

It has been the GCM Board’s experience that some of the longer-serving directors provide the most value to the Corporation. This approach enables the Corporation to make decisions regarding the composition of its GCM Board and senior management team based on what is in the best interests of the Corporation and its shareholders.

GCM Mining Corp.	Page 17

Majority Voting Policy

The GCM Board has approved a policy (the “Majority Voting Policy”) providing that if a nominee director (the “Nominee”), in uncontested elections, receives a greater number of votes “withheld” from their election than votes “in favour” of their election, the Nominee will submit their resignation promptly after such meeting (to take effect upon acceptance by the GCM Board) for consideration by the CCGNC. After reviewing the matter, the GCM Board shall act on the committee’s recommendation to determine whether or not to accept the resignation within ninety (90) calendar days following the applicable meeting, after taking into account factors considered by the committee and any other factors that the GCM Board considers relevant, and shall promptly announce its decision via press release and provide a copy of the press release to the TSX. The GCM Board shall accept the resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the GCM Board. If the GCM Board declines to accept the resignation, it will include in the press release the reasons for its decision. The Nominee will not participate in any CCGNC or GCM Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections. A contested director election is an election in which the number of directors nominated is greater than the number of seats available. A copy of the Majority Voting Policy is available on the Corporation’s website at www.gcm-mining.com.

Advance Notice Policy

Directors are elected at each annual general meeting of shareholders and nominations for directors are required to be made in accordance with the Corporation’s Advance Notice Policy. If the number of nominees for election as director exceeds the number fixed for such election, the persons with the most “for” votes will be elected. If the number of persons nominated for election as director at such meeting is the same as or less than the number of directors fixed, then the persons nominated will be elected by acclamation.

The Advance Notice Policy relates to advance notice of nominations of the directors of the Corporation which establishes a framework for advance notice of nominations of persons for election to the GCM Board. The Advance Notice Policy sets deadlines of a prescribed number of days before a shareholder meeting for a shareholder to notify us of its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid. The Advance Notice Policy applies at an annual or special meeting of shareholders that was called to elect directors (whether or not also called for other purposes), and may be waived by the GCM Board. It does not affect the ability of GCM Shareholders to requisition a meeting or make a proposal under the BCBCA. In the case of an annual meeting of GCM Shareholders, notice to the Corporation pursuant to the Advance Notice Policy must be given not less than 30 nor more than 65 days prior to the date of the annual meeting. In the event that the annual meeting is to be held on a date that is less than 50 days after the date that the first public announcement of the date of the annual meeting was made (the notice date), notice may be given not later than the close of business on the 10th day following the notice date. In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Corporation pursuant to the Advance Notice Policy must be given not later than the close of business on the 15th day following the notice date. As of the date of this Circular, the Corporation had not received any additional director nominations for the Meeting. A copy of the Advance Notice Policy is available on the Corporation’s website at www.gcm-mining.com.

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants, were first appointed as auditors of the Corporation by the GCM Board on August 20, 2010. Management of the Corporation proposes that KPMG LLP be reappointed as the Corporation’s auditors until the close of the next annual meeting of shareholders and that the remuneration of KPMG LLP be fixed by the GCM Board. KPMG LLP is located at 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2R2.

In the absence of contrary instructions, the persons named in the enclosed form of proxy

GCM Mining Corp.	Page 18

intend to vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, to serve as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Approval of the Shareholder Rights Plan

On December 11, 2018, the Board of Directors approved a shareholder rights plan agreement dated as of January 2, 2019, with TSX Trust Company, as rights agent (the “Shareholder Rights Plan”). The Shareholder Rights Plan was approved by Shareholders at the Annual and Special Meeting of the Corporation held on June 13, 2019. The full text of the Shareholder Rights Plan is set out in Schedule A to this Circular.

The purpose of the Shareholder Rights Plan is to:

•

provide Shareholders and the GCM Board with adequate time to consider and evaluate any unsolicited bid and to provide the GCM Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; and

•

encourage a potential acquirer who makes a take-over bid to proceed either by way of a “Permitted Bid” (as defined below), which generally requires a take-over bid to be made by way of a take-over bid circular in compliance with National Instrument 62-104 –Take-Over Bids and Issuer Bids (“NI 62-104”) or with the concurrence of Shareholders and the Board. If a take-over bid fails to meet these requirements, the Shareholder Rights Plan provides that holders of Common Shares, other than the Acquiring Person (as defined below), will be able to purchase additional Common Shares at a significant discount to market, thus exposing the Acquiring Person to substantial dilution of its holdings.

The Shareholder Rights Plan is initially not dilutive. However, if a “Flip-In Event” (as defined below) occurs, holders of Rights (as defined hereafter) not exercising their Rights after a Flip-In Event may suffer substantial dilution. A “Right” is a right to purchase one Common Share, upon the terms and subject to the conditions in the Shareholder Rights Plan.

The Shareholder Rights Plan was initially accepted by the TSX on December 21, 2018, approved by the Board of Directors on December 11, 2018 and approved by Shareholders on June 13, 2019.

The Board of Directors did not adopt the Shareholder Rights Plan in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid.

Summary of the Shareholder Rights Plan

The following is a summary of the principal terms of the Shareholder Rights Plan which is qualified in its entirety by reference to the full text of the Shareholder Rights Plan.

Effective Date

The effective date of the Shareholder Rights Plan is January 2, 2019.

Term

If Shareholders do not reapprove the Shareholder Rights Plan at the Meeting, it will terminate at the close of the Meeting. The Shareholder Rights Plan must be subsequently reapproved at every third annual meeting of the Shareholders or it will terminate.

Issue of Rights and Transferability

Certificates representing the Common Shares that were issued and outstanding at 5:00 p.m. (Eastern Standard Time) on January 2, 2019 (the “Record Time”) also evidence one Right for each

GCM Mining Corp.	Page 19

Common Share represented by such certificates. In addition, certificates representing Common Shares issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Shareholder Rights Plan will also evidence one Right for each Common Share represented by such certificates. Any Common Shares issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically on the records of the Corporation’s transfer agent, but for which no Common Share certificate has been issued after the Record Time but prior to the earlier of the Separation Time or the expiration of the Shareholder Rights Plan, shall evidence one Right for each Common Share represented by such registration and the registration record of such Common Shares.

Common Share certificates do not need to be exchanged to entitle a Shareholder to these Rights. A legend referring to the Shareholder Rights Plan has been and will be placed on all new share certificates for Common Shares following the Record Time and prior to the earlier of the Separation Time and the expiration of the Shareholder Rights Plan.

Until the Separation Time, the Rights will be transferable only together with, and will be transferred by a transfer of, the associated Common Share. From and after the Separation Time and prior to the expiration of the Shareholder Rights Plan, the Rights shall be exercisable and the registration and transfer of Rights shall be separate from and independent of the Common Shares.

Rights Exercise Privilege

The Rights will become exercisable and will separate and be independent from the Common Shares at the close of business on the 10th trading day after the earlier of: (a) the first date of public announcement by the Corporation or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person (the “Share Acquisition Date”); (b) the date of commencement of or first public announcement of the intent of any person (other than the Corporation or any subsidiary of the Corporation) to commence a take-over bid (other than a Permitted Bid (as defined below) or a Competing Permitted Bid (as defined below); and (c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such (the “Separation Time”).

Until a Right is exercised, the holder of the Right has no rights as a Shareholder.

Acquiring Person

An “Acquiring Person” is a person who beneficially owns 20% or more of the outstanding voting Common Shares. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person who becomes the beneficial owner of 20% or more of the outstanding voting Common Shares as a result of a Permitted Bid or certain other exempt transactions described in the Shareholder Rights Plan.

Flip In Event

Upon the occurrence of a transaction or in pursuant to which any person becomes an Acquiring Person (a “Flip-In Event”), each Right shall constitute the right to purchase from the Corporation, upon exercise thereof, in accordance with the terms of the Shareholder Rights Plan, that number of Common Shares having an aggregate Market Price (as defined below) on the date of consummation or occurrence of such Flip-In Event equal to twice the Exercise Price (as defined below) for an amount in cash equal to the Exercise Price, subject to adjustment as provided in the Shareholder Rights Plan. The “Market Price” will be the average of the daily closing prices per share of the Common Shares on each of the 20 consecutive trading days through and including the trading day immediately preceding such date. The “Exercise Price” shall be an amount equal to five times the Market Price per share determined as at the Separation Time, subject to adjustment in accordance with the terms of the Shareholder Rights Plan. The Shareholder Rights Plan provides that, upon the occurrence of any Flip-in Event, any Rights that are or were beneficially owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

GCM Mining Corp.	Page 20

i.

an Acquiring Person (or any affiliate or associate of an Acquiring Person or any other person acting jointly or in concert with an Acquiring Person or any affiliate or associate of such other person); or

ii.

a transferee or other successor in title, directly or indirectly, of Rights held by an Acquiring Person (or any affiliate or associate of an Acquiring Person or any other person acting jointly or in concert with an Acquiring Person or any affiliate or associate of such other person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person, shall become null and void without any further action, and any holder of such Rights (including any transferee) shall thereafter have no rights whatsoever with respect to such Rights under any provision of the Shareholder Rights Plan.

Permitted Bids

A “Permitted Bid” is a take-over bid that is made by means of a take-over bid circular in compliance with National Instrument 62-104 –Takeover Bids and Issuer Bids and is made to all holders of voting Common Shares of record; provided, however, that a take-over bid that qualified as a Permitted Bid shall cease to be a Permitted Bid at any time and as soon as such time as when such take-over bid ceases to meet any or all of the requirements of the definition in the Shareholder Rights Plan. A Permitted Bid shall include a Competing Permitted Bid.

A “Competing Permitted Bid” is a take-over bid that is (i) made after a Permitted Bid or another Competing Permitted Bid and prior to the expiration, termination or withdrawal thereof; (ii) satisfies all of the conditions of a Permitted Bid; and (iii) meets all other requirements of the definition in the Shareholder Rights Plan.

A Permitted Bid need not be approved by the Board and may be taken directly to holders of Common Shares. The acquisition of Common Shares made pursuant to a Permitted Bid does not give rise to a Flip-In Event.

Redemption and Waiver

At any time prior to the occurrence of a Flip-In Event, the GCM Board, subject to receipt of Shareholder approval, may at any time elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, subject to adjustment as provided in the Shareholder Rights Plan (the “Redemption Price”). The GCM Board will be deemed to have elected to redeem the Rights at the Redemption Price where a person acquires Common Shares pursuant to a Permitted Bid or a Competing Permitted Bid. Where a take-over bid is not a Permitted Bid and is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-In Event, the GCM Board may elect to redeem all of the outstanding Rights at the Redemption Price. If the Board elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and the only right thereafter of the holders of the Rights will be to receive the Redemption Price.

Under the Shareholder Rights Plan, the GCM Board may, subject to Shareholder approval, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Common Shares (other than through inadvertence), waive application of the Shareholder Rights Plan. In the event that the Board proposes such a waiver, the GCM Board shall extend the Separation Time to a date subsequent to and not more than ten (10) business days following the meeting of Shareholders to approve such waiver.

The GCM Board may also waive the application of the Shareholder Rights Plan to a Flip-In Event, which the GCM Board has determined occurred through inadvertence, subject to such inadvertent Acquiring Person reducing its holding of Common Shares within fourteen (14) days after the Board’s determination or such earlier or later date as the GCM Board may determine.

GCM Mining Corp.	Page 21

Amendment

The Corporation may make any amendment to the Shareholder Rights Plan to correct any clerical or typographical error or any other amendments which are required to maintain the validity of the Shareholder Rights Plan as a result of any change in any applicable legislation or regulations or rules thereunder.

Subject to the foregoing, and prior to the Separation Time, the Corporation may supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan and the Rights with Shareholder approval and prior approval of the TSX (if required).

Subject to the foregoing, and after the Separation Time, the Corporation may supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan and the Rights with approval of the holders of Rights.

Shareholder Approval

Unless the Shareholder directs that their Common Shares are to be otherwise voted in connection with reapproving the Shareholder Rights Plan, the persons named in the enclosed form of proxy intend to vote FOR the reapproval of the Shareholder Rights Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting. The text of the resolution is:

“BE IT RESOLVED THAT:

a)

the shareholder rights plan containing the terms and conditions set forth in the shareholder rights plan agreement dated January 2, 2019 between GCM Mining Corp. (the “Corporation”) and TSX Trust Company, as rights agent (the “Shareholder Rights Plan”), be and is hereby approved;

b)	the actions of the Corporation in adopting the Shareholder Rights Plan and in executing and delivering the Shareholder Rights Plan are hereby approved; and

c)

any one director or officer of the Corporation be and is hereby authorized and directed for and on behalf of and in the name of the Corporation to execute, deliver and file all such further documents, authorizations and instruments and to take any and all such further action as he or she may in their sole discretion determine to be necessary or desirable to give effect to this resolution.”

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

Compensation Discussion & Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Corporation’s senior executives, being the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), regardless of the amount of compensation of those individuals, and each of the Corporation’s three (3) most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent fiscal year and whose total compensation during the most recent fiscal year exceeded $150,000 (the “Named Executive Officers” or “NEOs”).

Compensation Highlights for 2021

During 2021 and leading up to the upcoming Meeting, the GCM Board, together with the CGCNC, made certain changes to its compensation programs and policies in effort to reflect the evolving

GCM Mining Corp.	Page 22

compensation and governance practices and market standards.

The GCM Board and the CGCNC considered the Corporation’s compensation programs and policies with reference to the Sustainability Report and the benchmarking analysis performed by Hugessen Consulting Inc. (“Hugessen”) since 2019, as further described below under “Statement of Executive Compensation – Executive Compensation Peer Group and Benchmarking – NEOs”. The following new risk mitigating policies and additional disclosure improvements were made in accordance with our commitment to good corporate governance and the priorities of our Shareholders and other stakeholders:

•

At-Risk Compensation: The Corporation has adopted changes within the total direct compensation at target for the Executive Chairman, CEO and CFO (the “C-Suite”) to increase the weighting of “at-risk” compensation, represented by their annual bonus and long-term incentive plan awards, from approximately 50% in 2019 to approximately 63% of total direct compensation at target in 2021. Effective April 1, 2022, the weighting has further increased such that at least two-thirds of total direct compensation at target of the C-Suite executives will fall within the at-risk category. Similarly, a greater proportion of the non-executive director compensation will be applied to “at-risk” DSUs starting in 2022.

•

PSU Peer Group and Performance Metrics: The Corporation has replaced the original peer group which was adopted in 2019, and for which many of the peers no longer exist, and will be measuring its total shareholder return (“TSR”) relative to the constituents of the S&P/TSX Global Gold Index (“TTGD”) on a go-forward basis.

In the context of the Corporation’s TSR performance against its peer group, Shareholders are invited to review the compensation decisions made for fiscal 2021 under “Statement of Executive Compensation” in depth.

Compensation Philosophy

The Corporation’s policies on compensation for its NEOs are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Corporation. The overriding principles in establishing executive compensation provide that compensation should:

(a)	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract and retain highly qualified executives;
(b)	reflect recognition and encouragement of leadership, entrepreneurial spirit and teamwork;
(c)	reflect an alignment of the financial interests of the executives with the financial interest of the Shareholders;
(d)	include share-based awards and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;
(e)	reflect a contribution to enhancement of Shareholder value; and
(f)	provide incentive to the executives to continuously improve operations, deliver on ESG initiatives and execute the corporate strategy.

Historically, base salary and long-term compensation incentives through Option grants had been the two principal elements in the Corporation’s executive compensation program. Since 2016, short-term compensation has included an annual incentive program (the “Management Bonus Plan”) that is based on achievement of objectives linked to the corporate strategy described under “Short-Term Compensation Incentives.” As a result, the Corporation’s executive compensation program since 2016 has included three (3) elements as follows:

(i)	base salary;
(ii)	short-term compensation incentives for management through the Management Bonus Program; and

GCM Mining Corp.	Page 23

(iii)	long-term compensation incentives (options and performance share units) related to long-term increases in share value.

Compensation, Corporate Governance & Nominating Committee

On August 20, 2010, the GCM Board established the CCGNC, which currently comprises Robert Metcalfe (Chairman), Hernan Martinez and Jaime Perez Branger, each of whom is considered to be independent for the purposes of National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”). In order to ensure that the process for determining executive compensation remains objective, the GCM Board has satisfied itself that the members of the CCGNC understand and consider the broad objectives of the Corporation with regard to compensation. Each member of the CCGNC possesses the skills and experience necessary to make decisions on the suitability of the Corporation’s compensation policies and practices.

The CCGNC’s mandate is to carry out the GCM Board’s overall responsibility for: (a) executive compensation (including philosophy and programs); (b) compensation of the members of the GCM Board; and (c) broadly applicable compensation and benefit programs.

Executive Compensation Peer Group and Benchmarking – NEOs

In December 2018, the CCGNC engaged Hugessen, an independent executive compensation advisory firm, to provide ongoing advice on the competitiveness and effectiveness of the compensation programs for the Corporation’s top executive officers and non-executive directors and to provide recommendations to the CCGNC and the GCM Board with respect to changes in base salary, non-executive directors’ annual retainers, short-term and long-term incentive target levels and equity mix.

In early 2019, Hugessen completed a review of executive compensation based on publicly available data to compare compensation for the Corporation’s C-Suite against a peer group of publicly listed companies (the “Peer Group”) in the gold mining industry of similar size and operations to the Corporation. The CCGNC observed that the Corporation’s overall compensation levels for its C-Suite executives in 2018 were well below the median of the Peer Group, particularly with respect to both short-term and long-term compensation incentives. The CCGNC also noted, based on Hugessen’s findings, that the Corporation’s design of its short-term incentive program adopted in 2016 using a scorecard and metrics is aligned with market practice. Based upon Hugessen’s benchmarking results, the CCGNC charted a path to increase the Corporation’s overall compensation levels for the C-Suite in a “phased-in” approach over time while also increasing the weighting toward “at risk” component, represented by their annual bonus and long-term incentive plan awards, within the total direct compensation of its C-Suite executives. Hugessen also recommended some changes to the Corporation’s long-term incentive program which have been incorporated since 2019.

Each year since 2019, Hugessen has completed a review of executive compensation based on publicly available data to compare compensation for the C-Suite against the Peer Group, which is updated by Hugessen as required to adapt to changes in the market and the evolution of the Corporation as it executes its corporate strategy. The Peer Group selected for the 2021 compensation review included the following companies:

Argonaut Gold Inc.	Asanko Gold Inc.	Aura Minerals Inc.
Great Panther Mining Limited	Golden Star Resources Ltd.	Guyana Goldfields Inc.
Leagold Mining Corporation	Roxgold Inc.	Sierra Metals Inc.
Teranga Gold Corporation

The results of Hugessen’s benchmarking update each year are presented to the CCGNC to

GCM Mining Corp.	Page 24

incorporate in its annual decisions related to executive compensation as further outlined below.

CCGNC Decisions Relating to 2021 Executive Compensation

In light of the Hugessen benchmarking analysis of its Peer Group, the CCGNC recommended, and the GCM Board approved, the following executive compensation updates effective for the 2021 fiscal year:

•

The total direct compensation of the C-Suite executives would continue to include a competitive salary aligned with the median of the Peer Group and a greater proportion of the total direct compensation in 2021 would fall within the “at risk” component compared with 2020. At target, the at-risk component for the Executive Chairman and CEO increased to approximately 63% of the total direct compensation in 2021, up from 54% in 2020, and for the CFO increased to approximately 59% in 2021 from 50% in 2020.

•	On April 1, 2021, the base salaries for the Executive Chairman, CEO and CFO were increased to US$475,000, US$425,000 and US$336,000, respectively.
•

Annual awards under the Management Bonus Plan continue to be based on the achievement of corporate objectives established by the CCGNC and GCM Board. In 2021, the annual bonus award at target for each of the Executive Chairman and the CEO was based on 83% of base salary and, for the CFO, on 70% of base salary.

•

The long-term incentive plan compensation continues to encourage executive officers to remain with the Corporation, to reward them for sustained contributions to long-term performance and the creation of shareholder value and, most importantly, to align the interests of the executive officers with the long-term interests of GCM Shareholders. The long-term incentive plan compensation in 2021 for the Executive Chairman and CEO was set at 83% of base salary and, for the CFO, was set at 75% of base salary. Approximately 50% of the long-term incentive plan compensation is allocated to Option awards and approximately 50% is allocated to PSUs. On April 1, 2021, a total of 400,000 Options at an exercise price of $6.04 per Common Share expiring on April 1, 2026 were granted to the Executive Chairman, CEO and CFO. In 2021, the Corporation revised its approach to vesting of Option grants, incorporating a one-year vesting period. Options granted prior to 2021 generally vested immediately on the grant date. On April 1, 2021, a total of US$500,000 of PSUs were granted to the Executive Chairman, CEO and CFO. Consistent with 2019 and 2020, the PSUs have a three-year cliff vesting term.

Executive Compensation-Related Fees

A summary of the fees paid to Hugessen and its affiliates in connection with the foregoing compensation advisory services for 2021, 2020 and 2019 are outlined in the following table:

Consultant	2021		2020		2019
	Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
Hugessen	$24,181	$Nil	$61,683	$Nil	$85,873	$Nil

Mitigation of Compensation-Related Risk

As part of its annual review of the Corporation’s compensation policies and practices, including the setting of annual corporate performance objectives, the CCGNC considers risks associated with such policies and practices. The GCM Board and the CCGNC consider and assess, as necessary, risks relating to compensation prior to entering into or amending employment contracts with Named Executive Officers and when setting the compensation of directors. The GCM Board and the CCGNC believe that the Corporation’s compensation policies and practices are appropriate for its industry and stage of business and that such policies and practices do not have associated with them any risks that are reasonably likely to have a material adverse effect on the Corporation or which would encourage a Named Executive Officer to take any inappropriate or excessive risks. The CCGNC will continue to review the Corporation’s compensation policies, including its compensation-related risk profile, as necessary, to ensure its

GCM Mining Corp.	Page 25

compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation or encourage a Named Executive Officer to take any inappropriate or excessive risks.

Clawback Policy

In April 2021, the GCM Board adopted a “clawback” policy (the “Clawback Policy”), pursuant to which the Corporation may recoup performance-based compensation of the Executive Chairman, the Chief Executive Officer and the Chief Financial Officer of the Corporation (the “Covered Executives”) in the event, after the effective date, of (a) a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change or amendment in accounting principles or securities laws (a “Restatement”), or (b) the determination by the GCM Board that fraud, gross negligence or intentional misconduct (“Wrongful Conduct”) has occurred, as applicable, and the GCM Board will review all incentive compensation paid or granted to Covered Executives on the basis of having met or exceeded specific performance targets for performance periods during the time period covered by the Restatement or in which the Wrongful Conduct occurred.

Subject to certain conditions, to the extent permitted by applicable law and taking into account all factors considered relevant by the GCM Board in its sole discretion, the GCM Board may seek to recoup incentive compensation paid or granted to any current or former Covered Executive in the 36-month period preceding the date of the Restatement or the Wrongful Conduct, if and to the extent that (i) the amount or the granting of incentive compensation was calculated based upon the achievement of certain financial results or performance targets that were subsequently reduced or otherwise determined not to have been properly achieved due to a Restatement or the Wrongful Conduct, and (ii) the amount or the granting of incentive compensation that would have been paid or granted to the Covered Executive had the financial results been properly reported or the performance targets been properly determined would have been lower than the amount actually paid or granted. If the Restatement or Wrongful Conduct affects financial results or performance targets in multiple years within the prescribed limitation periods, the incentive compensation will be recalculated for all years and any recoupment will be limited to the net impact over that multiple year period. A copy of the Clawback Policy is available on the Corporation’s website at www.gcm-mining.com.

Anti-Hedging Policy

In April 2021, the GCM Board adopted an “anti-hedging” policy (the “Anti-Hedging Policy”) that prohibits directors, the Executive Chairman, the Chief Executive Officer, the Chief Financial Officer and any person holding the position of Vice President of GCM, or any other individual who performs or is engaged to perform a similar role to any of such offices for GCM, from, directly or indirectly, engaging in any kind of hedging transaction that could reduce or limit such person’s economic risk with respect to their holdings, ownership or interest in or to Common Shares or other securities of GCM, including without limitation outstanding Options, stock appreciation rights or other compensation awards the value of which are derived from, referenced to or based on the value or market price of Common Shares or other securities of the Corporation. Prohibited transactions include the purchase of financial instruments, including, without limitation, prepaid variable forward contracts, equity swaps, collars, puts, calls or other derivative securities that are designed to hedge or offset a decrease in market value of equity securities of GCM. The Anti-Hedging Policy ensures that the directors and officers of GCM subject to the Anti-Hedging Policy are exposed to the same risks and opportunities as Shareholders. A copy of the Anti-Hedging Policy is available on the Corporation’s website at www.gcm-mining.com.

Elements of the Corporation’s Executive Compensation Program

Base Salary

Base salary represents a key component of an executive officer’s compensation package as it is the first step in ensuring a competitive structure based on a number of factors, including peer group comparison.

The base salary for each of the executive officers of the Corporation is reviewed and established

GCM Mining Corp.	Page 26

annually, typically during the first quarter of the fiscal year and changes are implemented as of April 1st. Base salaries are determined according to the particular executive officer’s personal performance and seniority, contribution to the business of the Corporation and the size and stage of development of the Corporation. Base salaries are also reviewed from time to time to ensure comparability with industry norms. The Corporation hires qualified management from around the world and therefore looks to compensation paid by Canadian and international competitors, as well as compensation paid within Colombia. To establish the annual salaries since April 1, 2019, the Corporation has engaged in a formal annual benchmarking process as described under the heading “Executive Compensation Peer Group and Benchmarking – NEOs”.

The CCGNC is responsible for reviewing and approving, on an annual basis, the corporate goals and objectives relevant to the compensation of the CEO. The CCGNC evaluates, at least once a year, the performance of the CEO in light of established goals and objectives and, based on such evaluation, determines and approves the CEO’s annual compensation. The CCGNC also reviews and approves on an annual basis the evaluation process and compensation structure for the Corporation’s executive officers.

Short-Term Compensation Incentives

The Corporation’s compensation program includes a Management Bonus Program for executives and certain managers within the organization, including the Executive Chairman, CEO and CFO. The Management Bonus Program is designed to provide motivation to all participants to achieve near-term objectives aligned with the corporate strategy and to reward them when such objectives are met or exceeded. Annual awards at target levels under the Management Bonus Program for 2021 range from two to 10 months’ salary depending on each individual’s position and responsibilities and the CCGNC has the ability to apply its discretion to either increase or decrease an award where circumstances warrant.

For 2021, the corporate objectives for the Management Bonus Program included performance metrics based on targets for health and safety, gold production, free cash flow, all-in sustaining costs and exploration additions to mineral resources at the Segovia Operations (the “Corporate Objectives”). The ultimate amount of the annual award under the Management Bonus Program is tied to the actual results achieved in 2021 relative to the targets established with the CCGNC at the beginning of the year for each Corporate Objective, as outlined in the table below. Subsequent to the end of the 2021 fiscal year, the CCGNC evaluated the performance for each of these metrics against the targets and provided a recommendation for approval to the GCM Board of the actual amounts to be paid in 2022 related to 2021. Satisfactory individual performance was also a prerequisite for participants to receive a 2021 annual bonus award.

GCM Mining Corp.	Page 27

The following table sets out the actual results achieved in 2021 for each of the Corporate Objectives and the achievements based on the weighting assigned to the individual criteria:

Corporate Objectives	Target(1)	Weighting	Actual	Achievement
Health and Safety – Segovia Operations	Reduction in LTIs from 2020	10%	LTIs down 41.8%	0%(2)
Health and Safety – Segovia Operations	Reduction in Days Lost from 2020	10%	Days Lost increased 11.9%	0%(2)
Annual Gold Production (ozs)	200,000 to 220,000	25%	206,389	25%
Free Cash Flow (3)	US$38.3M	25%	US$38.9M	25%
AISC (2021 average US$/oz sold)	US$1,100/oz	20%	US$1,196/oz	0%
Exploration – Segovia	Increase Mineral		Added approximately
Operations	Resources	10%	900,000 ozs	20%

Total bonus achievement		100%		70%

Notes:

(1)	“LTI” means Lost Time Injuries.
(2)	Achievement automatically Nil due to fatality at Carla Mine.
(3)	Excluding impact of Aris Gold on Free Cash Flow for the period from January 1 to February 4, 2021 and Toroparu Project non-sustaining capital expenditures.

The 70% bonus achievement for 2021, which was used in the computation of each individual’s annual bonus award based on their applicable salary and award level, reflects the strong operating and financial results reported by the Corporation in 2021, a year in which the Corporation took the necessary actions to successfully continue its mining operations at Segovia, increase its resources, continued to strengthen its balance sheet, pay its monthly dividends to shareholders, repurchase shares under its NCIB and completed the acquisition of Gold X Mining. In 2020 and 2019, the achievements used in the computation of the annual bonus awards were 85% and 100%, respectively.

Long-Term Compensation Incentives – Stock Option Plan

Long-term incentive compensation for executive officers prior to 2019 had historically been provided solely through grants of Options pursuant to the Corporation’s Stock Option Plan, last approved by GCM Shareholders on June 4, 2020.

GCM Option grants to executive officers are made periodically as the CCGNC determines appropriate. The number of Options granted is based on each individual’s position, responsibility and performance and takes into account the number and terms of Options that have been previously granted to that individual. The CCGNC believes that the grant of Options to the executive officers and share ownership by such executive officers serves to motivate achievement of the Corporation’s long-term strategic objectives and helps align the financial interests of the executive officers with the financial interest of Shareholders.

The purpose of the Stock Option Plan is to advance the interests of the Corporation, through the grant of Options, by: (i) providing an incentive mechanism to foster the interests of eligible participants under the plan (which includes directors, officers, employees and service providers of the Corporation and its subsidiaries) in the success of the Corporation, its affiliates and its subsidiaries, if any; (ii) encouraging such eligible participants to remain with the Corporation, its affiliates or its subsidiaries, if any; and (iii) attracting new directors, officers, employees and service providers. The Stock Option Plan provides that the maximum number of Common Shares that may be reserved for issuance upon the exercise of all Options granted under the Stock Option Plan shall not exceed, on a rolling basis, 9% of the aggregate number of Common Shares issued and outstanding from time to time. A copy of the Stock Option Plan is available on the Corporation’s website at www.gcm-mining.com and under the Corporation’s profile on SEDAR at www.sedar.com.

GCM Mining Corp.	Page 28

As of the date of this Circular, the Corporation has 3,926,333 Options outstanding. The average exercise price of all GCM Options is $5.09 and, if fully exercised, represent approximately 3.9% of the currently issued and outstanding Common Shares. The Stock Option Plan provides for the “rolling” grant of GCM Options to purchase up to 9% of the issued and outstanding GCM Common Shares; this is equal to 8,823,876 Options as of the date of this Circular. Since the inception of the Stock Option Plan, the Corporation has issued a total of 2,937,996 Common Shares on a post-consolidation basis, equal to approximately 3.0% of the current issued and outstanding Common Shares, as a result of exercise of Options.

In the year ended December 31, 2021, the Corporation granted to certain executives and employees, a total of 924,000 Options on April 1, 2021, each expiring on April 1, 2026, with an exercise price of $6.04 per Common Share. As of the date of this Circular, subsequent to December 31, 2021, a total of 600,000 Options were granted to the Toroparu Project management team on January 26, 2022, each expiring on January 26, 2027, with an exercise price of $5.45 per Common Share. In addition, a total of 1,091,000 Options were granted to executives and employees of the Corporation and two members of the Toroparu Project management team on April 1, 2022, with an exercise price of $5.84 per Share and expiring on April 1, 2027. In April 2022, a total of 194,999 Options with an exercise price of $2.55 per Share were exercised prior to their expiry.

Some of the key provisions of the Stock Option Plan are as follows:

(a)	no more than 5% of the Common Shares outstanding at the time of grant may be reserved for issuance to any one individual in any twelve (12) month period;
(b)

no more than 2% of the Common Shares outstanding at the time of grant may be reserved for issuance to any consultant in any twelve (12) month period for so long as the Common Shares are trading on the TSX;

(c)

no more than an aggregate of 2% of the Common Shares outstanding at the time of grant may be reserved for issuance to any employee conducting Investor Relations Activities (as defined by the TSX) in any twelve (12) month period for so long as the Common Shares are trading on the TSX;

(d)

the GCM Board shall determine the manner in which Options shall vest and become exercisable stock in compliance with the policies of the TSX, however, Options granted to consultants performing Investor Relations Activities shall vest over a minimum of twelve (12) months with no more than one-quarter of such Options vesting in any three (3) month period;

(e)

without disinterested shareholder approval, the aggregate number of GCM Common Shares issued to insiders of the Corporation within any twelve (12) month period, or issuable to insiders of the Corporation at any time, under the Stock Option Plan and any other security-based compensation arrangement of the Corporation, may not exceed 9% of the total number of issued and outstanding Common Shares at such time;

(f)	the minimum exercise price of an Option cannot be less than the applicable Market Price (as determined by the TSX) of the Common Shares at the date of grant;
(g)	disinterested shareholder approval must be obtained to reduce the exercise price of an Option granted to a person who was an insider at the time of grant or is an insider at the time of amendment;
(h)

Options may have a maximum exercise period of ten (10) years for so long as the Corporation is a TSX issuer; however, if the expiry date is during a black-out period or within two (2) business days of such, the expiry date for such Option shall be extended to ten (10) days from the end of the black-out period;

(i)

Options are non-assignable and non-transferable, except in limited circumstances including the transfer of Options to a wholly-owned personal holding company or to a registered retirement savings plan established for the sole benefit of such participant, and for estate planning or estate settlement purposes. Terms are fully described in section 5.6 of the Stock Option Plan;

(j)

any director, officer, employee or service provider of the Corporation or its subsidiaries, if any, at the time the Option is granted are eligible to receive awards under the Stock Option Plan, including companies that are wholly owned by such persons. Under the Stock Option Plan, grants to charitable organizations are also permitted;

GCM Mining Corp.	Page 29

(k)

Options granted under the plan will expire under the following circumstances: i) if the individual is terminated for cause, the date of termination; ii) if the individual dies while an eligible participant, Options held will terminate the earlier of the expiry date and twelve (12) months after the date of the individual’s death; and iii) if an individual ceases to be eligible for any reason other than death, each Option held will cease to be exercisable ninety (90) days after such date or for another “reasonable period” as determined by the GCM Board. For those involved in investor relations activities, Options shall cease to be exercisable thirty (30) days, or for a different “reasonable period”, following the date that individual ceases to serve in such capacity, as determined by the GCM Board; and

(l)

the Stock Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of an Option in the event of a share consolidation, split, reclassification or other capital reorganization, or a stock dividend, amalgamation, merger or other relevant corporate transaction, or any other relevant change in, or event affecting, the Common Shares.

In addition to the above key terms, the GCM Board may, on the recommendation of the CCGNC, from time to time, amend, suspend or terminate the Stock Option Plan without shareholder approval, provided that no such amendment, suspension or termination may be made without obtaining any requisite regulatory or TSX approval or the consent or deemed consent of a participant where such amendment, suspension or termination materially prejudices the rights of the participant. The types of amendments that do not require shareholder approval include but are not limited to:

•	amendments of a housekeeping nature, including those required to clarify any ambiguity or rectify any inconsistency in the Stock Option Plan;
•	amendments required to comply with mandatory provisions of applicable law, including the rules and regulations of the TSX;
•	amendments which are advisable to accommodate changes in tax laws;
•	extension of accelerated expiry dates to, but not beyond, the expiry date originally set at the time of the Option grant;
•	amendments to the vesting provisions of any grant under the Stock Option Plan; and
•

amendments to the terms of Options in order to maintain Option value in connection with a conversion, change, reclassification, re-designation, subdivision or consolidation of the Common Shares or a reorganization, amalgamation, consolidation, merger or takeover bid or similar type of transaction involving the Corporation.

Notwithstanding the permitted amendments above, the GCM Board may not, without the prior approval of Shareholders, make amendments to the Stock Option Plan for any of the following purposes:

•	to increase in the maximum number of Common Shares issuable under the Stock Option Plan;
•	to reduce the exercise price of outstanding Options;
•	to cancel an Option for the purpose of exchange for reissuance at a lower exercise price to the same person;
•	to extend the expiry date of an outstanding Option, except where extended because it would have occurred during a black-out period;
•

to extend the expiry date of an outstanding Option, except where the expiry date has been accelerated due to the death, termination upon retirement, termination by reason of disability or otherwise of the participant; provided however, that the Option cannot be extended beyond the expiry date originally set at the time of the Option grant;

•	to amend the Stock Option Plan to permit the grant of an Option with an expiry date of more than ten (10) years from the award date;
•	to amend the transferability provision of the Stock Option Plan, other than to permitted assigns or for estate planning or estate settlement purposes;
•	to expand the class of participants to whom Options may be granted under the Stock Option Plan;
•	to remove or to exceed the insider participation limit; and

GCM Mining Corp.	Page 30

•	to amend this list.

Option-based awards represent the grant date fair value for GCM Option-based awards. Both the grant date fair value and accounting fair value for Option-based awards are calculated using the Black-Scholes model using the assumptions described in the applicable footnotes in the respective tables (see “Summary Compensation Table for 2021” and “Director Compensation Table for 2021”) in this Circular. The grant date fair value of Option-based awards as presented does not differ from the compensation expense included for these grants in the Corporation’s financial statements, determined in accordance with International Financial Reporting Standards, since the Options vest immediately on the date of grant.

Under the TSX’s rules, unallocated entitlements under a stock option plan with a reloading feature must be specifically approved every three (3) years by Shareholders and the Corporation’s Stock Option Plan was last approved by the Shareholders on June 4, 2020. Therefore, the Corporation would next be required to seek shareholder approval by June 4, 2023, being three years following the date the Stock Option Plan was last approved by Shareholders.

Long-Term Compensation Incentives – Performance Share Units

The PSUs are governed by the Performance Share Unit Plan of the Corporation effective as of March 27, 2019 (the “PSU Plan”). The PSU Plan is administered by the CCGNC in its sole and absolute discretion, and which determines annually the number of PSUs to be granted, including the terms and conditions applicable to such awards. Executive directors, officers and employees of the Corporation or any subsidiary designated by the CCGNC are eligible to receive a grant of PSUs under the PSU Plan. The purposes of the PSU Plan are: (i) to promote a significant alignment between employees, executive officers and senior management of the Corporation and its subsidiaries and the growth objectives of the Corporation and its subsidiaries; (ii) to associate a portion of the compensation of employees, executive officers and senior management with the performance of the Corporation and its subsidiaries over the long term; and (iii) to attract and retain critical personnel to drive the business success of the Corporation and its participating subsidiaries.

PSUs are an equity-based instrument and form a part of the long-term incentive program for the Corporation’s senior management. PSUs represent a right for the holder to receive a cash payment (subject to withholdings) on vesting. PSUs will generally have a three-year cliff vesting under the plan. PSUs are not convertible into Common Shares. The cash payment is equal to the product of (i) the number of vested PSUs held, (ii) the volume-weighted average market price of the Common Shares for the five business days preceding such date, and (iii) a performance multiplier. The performance multiplier will vary from 0% to 200% depending on the relative performance of the Corporation’s TSR compared to its peer group, being the constituents of the TTGD, over the same three-year period. No PSUs will pay out if GCM’s TSR is below the 25th percentile against the peer group. A performance multiplier of 100% is achieved when TSR performance is at the 50th percentile. The maximum performance multiplier is 200% which is earned when TSR performance is at or above the 75th percentile. All intermediate values in between the figures above are interpolated.

If dividends are paid on the Common Shares during the PSUs vesting period, an additional number of PSUs will be credited to the holder equivalent to the amount of cash that would have been paid to the holder if each of the PSUs had been Common Shares. For further discussion about the role of PSUs in the composition of senior management’s overall compensation, see “Statement of Executive Compensation – Compensation Discussion and Analysis – CCGNC Decisions Relating to 2021 Executive Compensation”.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Common Shares with the cumulative shareholder return of the S&P/TSX Composite and S&P/TSX Global Gold (TTGD) Indexes for the five-year period commencing on January 1, 2017 and ending on December 31, 2021. The values for the Corporation take into consideration the 1-for-15 share consolidation effective April 25, 2017.

GCM Mining Corp.	Page 31

At the beginning of 2017, the Corporation had the equivalent of approximately 18.5 million Common Shares issued and outstanding and a share price of $1.425 per Common Share. As of December 31, 2021, the Corporation had 98.0 million Common Shares issued and outstanding and the closing share price on the TSX was $5.33 per Common Share.

As described above, the CCGNC considers various factors in determining the compensation of the NEOs and Common Share performance is one measure that is reviewed and taken into consideration with respect to executive compensation. The impact on the Common Share price of the execution of the corporate strategy and the resultant operating and financial achievements over the last five years is demonstrable as the Corporation’s total shareholder return has outpaced both the S&P/TSX Composite and S&P/TSX Global Gold Indexes over this period of time.

The Corporation’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option compensation. The Options are intended to be competitive and forward looking; they are not granted to reflect or reward prior year performance.

The Corporation operates in a commodity business and the Common Share price can be directly impacted by the market prices of gold and silver, which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Corporation’s control. The Common Share price is also affected by other factors beyond the Corporation’s control, including general and industry-specific economic and market conditions. The CCGNC evaluates financial performance by reference to the Corporation’s operating performance rather than short-term changes in Common Share price based on its view that the Corporation’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or temporarily increased due to market conditions or events. The movement in Common Share price is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table for 2021

In this Circular, a NEO means: (a) the Corporation’s CEO; (b) the Corporation’s CFO; (c) the Corporation’s three (3) other most highly compensated executive officers at the end of the financial year ended December 31, 2021 whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO but for the fact that the individual was neither an executive officer of the

GCM Mining Corp.	Page 32

Corporation, nor serving in a similar capacity, at the end of the fiscal year ended December 31, 2021.

The following table sets out information concerning the compensation earned by each Named Executive Officer of the Corporation and any of its subsidiaries during each of the last three (3) fiscal years ended December 31st:

Name and principal position	Year (1)	Salary (US$)(1)	Share- based awards (US$)(5)	Option- based awards (US$)(3)	Non-equity incentive plan compensation (US$)		Pension value (US$)	All other compensation (US$)	Total (US$)
					Annual incentive plans(4)	Long- term incentive plans
Lombardo Paredes Arenas Chief Executive Officer(2)	2021	418,750	175,000	188,293	246,960	Nil	Nil	48,000(6) 150,000(7)	1,227,003
	2020	387,500	115,000	111,585	170,000	Nil	Nil	48,000(6) 56,500 (8)	888,585
	2019	337,500	79,000	107,649	175,000	Nil	Nil	48,000(6)	747,149

Michael Davies Chief Financial Officer	2021	332,000	125,000	134,495	164,640	Nil	Nil	150,000 (7)	906,135
	2020	313,750	100,000	83,689	89,760	Nil	Nil	56,500 (8)	643,699
	2019	288,750	67,500	89,708	97,400	Nil	Nil	Nil	543,358

Serafino Iacono Executive Chairman	2021	468,750	200,000	215,192	276,010	Nil	Nil	150,000(7)	1,309,952
	2020	431,250	150,000	111,585	191,250	Nil	Nil	75,200 (8)	959,285
	2019	356,250	91,500	107,649	187,500	Nil	Nil	Nil	742,899

Alessandro Cecchi Vice President, Exploration(2)	2021	193,907	20,000	67,248	40,740	Nil	Nil	Nil	321,895
	2020	186,226	19,400	46,494	48,920	Nil	Nil	Nil	301,040
	2019	177,896	18,500	56,067	51,300	Nil	Nil	Nil	303,763

Jose Noguera Vice President, Corporate Affairs(2)	2021	183,444	20,000	67,248	38,640	Nil	Nil	Nil	309,332
	2020	177,930	20,400	46,494	50,072	Nil	Nil	Nil	294,896
	2019	188,809	20,400	56,067	57,600	Nil	Nil	Nil	322,876

Notes:

(1)	Reflects salary increases typically effective on or about April 1st of each calendar year.
(2)

A portion of the NEO’s salary and annual incentive was paid in Colombian pesos and has been converted to U.S. dollars based on the average exchange rate of COP 3,784.93, COP 3,726.62 and COP 3,281.09 per US$1.00 for 2021, 2020 and 2019, respectively, as reported by Banco de la Republica Colombia.

(3)

The Option-based award sets out the Black-Scholes value of the Options granted in the respective year. The values have been calculated using the same basis as those disclosed in the financial statements for the years ended December 31, 2021, December 31, 2020 and December 31, 2019. The Option-based award for 2021 vested on April 1, 2022 and, the Option-based awards for 2020 and 2019 vested immediately on the date of grant.

(4)	Annual incentives relating to the years ended December 31, 2021, 2020 and 2019 were approved and paid subsequent to year end pursuant to the Management Bonus Program.
(5)

Share-based awards represent the Award Value of the PSUs granted to the NEOs April 1, 2021, April 1, 2020 and April 1, 2019. The number of PSUs granted to each NEO is determined by dividing the Award Value by the Market Value (with currency conversion) as at the end of the last trading day immediately preceding the award date, rounded down to the next whole number.

(6)	Mr. Paredes receives a monthly accommodation allowance of US$4,000.
(7)	Represents bonus awarded to the NEO in connection with the successful completion of a senior unsecured note offering.
(8)	Represents bonus awarded to the NEO in connection with the successful completion of a non-brokered private placement financing.

In addition to a base salary, the NEOs are reimbursed by the Corporation for reasonable out-of-pocket expenses incurred in connection with their employment.

The NEOs are eligible to receive grants of Options pursuant to the Stock Option Plan and PSUs pursuant to the Performance Share Unit Plan. For additional information on the Stock Option Plan and

GCM Mining Corp.	Page 33

Performance Share Unit Plan, see “Statement of Executive Compensation – Long-Term Compensation Initiatives” above.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each Named Executive Officer, information concerning all Option-based awards outstanding as of December 31, 2021. Effective April 25, 2017, the Corporation completed a share consolidation on a 1-for-15 basis. All securities of the Corporation then outstanding, including Options listed below and their exercise prices, have been adjusted to reflect this.

Name		Option-based Awards
	Number of securities underlying unexercised Options(1)(2) (#)	Option exercise price ($)	Option grant date	Option expiration date		Value of unexercised in-the-money Options ($)(3)
Lombardo Paredes Arenas Chief Executive Officer	140,000	6.04	April1,2021	April1,2026		Nil

Michael Davies Chief Financial Officer	100,000	6.04	April1,2021	April1,2026		Nil
	90,000	4.05	April1,2020	April1,2025		115,200
	100,000	3.67	April1,2019	April1,2024		166,000
	150,000	3.16	June 14, 2018	June 14, 2023		325,500

Serafino Iacono Executive Chairman	160,000	6.04	April1,2021	April1,2026		Nil
	120,000	4.05	April1,2020	April1,2025		153,600
	120,000	3.67	April1,2019	April1,2024		199,200
	150,000	3.16	June 14, 2018	June 14, 2023		325,500
	88,333	2.55	April3,2017	April 3, 2022	(4)	245,566

Alessandro Cecchi Vice President, Exploration	50,000	6.04	April1,2021	April1,2021		Nil
	50,000	4.05	April1,2020	April1,2025		64,000
Jose Noguera Vice President, Corporate Affairs	50,000	6.04	April1,2021	April1,2026		Nil
	50,000	4.05	April1,2020	April1,2025		64,000

Notes:

(1)	All Options granted prior to April 1, 2021 vested immediately upon the date of grant.
(2)	All Options granted on April 1, 2021 vested on April 1, 2022.
(3)	The closing price of the Common Shares on the TSX on December 31, 2021 was $5.33 per Common Share.
(4)	Exercised in April 2022 prior to expiry.

During the Corporation’s fiscal year ended December 31, 2021, the Corporation granted 924,000 Options, expiring April 1, 2026 with an exercise price of $6.04 per Common Share. As of the date of this Circular, subsequent to December 31, 2021, a total of 600,000 Options were granted on January 26, 2022 with an exercise price of $5.45 per Common Share and a total of 1,091,000 Options were granted on April 1, 2022 with an exercise price of $5.84 per Common Share and expiring on April 1, 2027.

During the Corporation’s fiscal year ended December 31, 2021, the Corporation granted a total of US$540,000 of PSUs, each of which vest on March 31, 2024. As of the date of this Circular, subsequent to December 31, 2021, a total of US$765,000 of PSUs were granted on April 1, 2022, each of which vest on March 31, 2025.

The following table sets out, for each NEO, information concerning all share-based awards (PSUs)

GCM Mining Corp.	Page 34

granted in fiscal 2021 and outstanding as of December 31, 2021:

Name	Award Value of PSUs granted in respect of fiscal 2021 (US$)	Number of PSUs granted in respect of fiscal 2021(1)	Market Value of PSUs vested during fiscal 2021 ($)	Number of unvested PSUs outstanding as at December 31, 2021 (#)(2)	Market Value of unvested PSUs outstanding as at December 31, 2021 ($)(2)
Lombardo Paredes Arenas Chief Executive Officer	175,000	36,434	Nil	108,910	580,490
Michael Davies Chief Financial Officer	125,000	26,024	Nil	88,461	471,497
Serafino Iacono Executive Chairman	200,000	41,639	Nil	131,676	701,833
Alessandro Cecchi Vice President, Exploration	20,000	4,163	Nil	18,278	97,422
Jose Noguera Vice President, Corporate Affairs	20,000	4,163	Nil	19,363	103,205

Notes:

(1)

The number of PSUs granted to each NEO is determined by dividing the Award Value by the Market Value (with currency conversion) as at the end of the last trading day immediately preceding the award date for PSUs granted in 2019 and 2020, rounded down to the next whole number. For 2021, the number of PSUs granted on April 1, 2021 was determined on based on a market value of $6.04 per Common Share.

(2)

The PSUs outstanding as of December 31, 2021, including dividend equivalent units credited during the period, for each NEO are unvested and will vest on March 31 in each of 2022, 2023 and 2024. The Market Value has been determined using a performance multiplier of 100% and the closing price of the Common Shares on the TSX on December 31, 2021 of $5.33 per Common Share. Actual amounts paid on vesting will vary depending on actual share prices and the performance of the Corporation’s three-year TSR relative to its peer group at the time of vesting.

Value Vested or Earned During the Year

The following table sets out, for each NEO, the value vested or earned during the year ended December 31, 2021 for incentive plan awards:

Name	Option-based awards –Value vested during the year (US$) (1)	Share-based awards – Value vested during the year (US$)(2)	Non-equity incentive plan compensation –Value earned during the year (US$)(3)
Lombardo Paredes Arenas Chief Executive Officer	Nil	Nil	246,960
Michael Davies Chief Financial Officer	Nil	Nil	164,640
Serafino Iacono Executive Chairman	Nil	Nil	276,010
Alessandro Cecchi Vice President, Exploration	Nil	Nil	40,740
Jose Noguera Vice President, Corporate Affairs	Nil	Nil	38,640

Notes:

(1)

During the year, the Corporation granted a total of 500,000 Options with an exercise price of $6.04 per Common Share to its NEOs. The Options expire on April 1, 2026 and all such awards vest on April 1, 2022.

GCM Mining Corp.	Page 35

On the vesting date of April 1, 2022, the closing price of the Common Shares on the TSX was $5.47 per Common Share.

(2)	PSUs granted in 2019, 2020 and 2021 are subject to three-year cliff vesting and are unvested as of December 31, 2021.
(3)	Amounts paid out in 2022 in accordance with the 2021 Management Bonus Program.

A total of 583,000 Options were issued to the NEOs subsequent to December 31, 2021. For information regarding the Corporation’s Stock Option Plan, see “Statement of Executive Compensation – Compensation Discussion and Analysis – Long-Term Compensation Initiatives” above. A total of US$765,000 of PSUs were issued to the NEOs subsequent to December 31, 2021. For further information, see “Statement of Executive Compensation – Compensation Discussion and Analysis – Long-Term Compensation Incentives – Performance Share Units”.

Equity Compensation Plan Information

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others as of December 31, 2021:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Shareholders	2,482,332	$4.49	6,337,737
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	2,482,332	$4.49	6,337,737

Annual Burn Rate of Securities Issued under the Stock Option Plan

For Options issued pursuant to the Stock Option Plan, the annual burn rate for each of the last three (3) fiscal years ended December 31st is as follows:

Year(1)	Aggregate number of Options issued	Annual Burn Rate (%)(2)
2019	855,000	1.73%
2020	790,000	1.30%
2021	924,000	1.12%

Notes:

(1)	The Stock Option Plan was last approved by the Shareholders on June 4, 2020.
(2)	The burn rate is calculated by dividing the total number of Options granted that year by the weighted average number of outstanding Common Shares for the applicable fiscal year.

Pension Plan Benefits

The Corporation does not provide retirement or pension benefits for directors and executive officers.

GCM Mining Corp.	Page 36

Termination and Change of Control Benefits

The Corporation recognizes that the enhancement of shareholder value could possibly involve the Corporation being acquired by a third party and the GCM Board seeks to reward its executive officers for enhancing shareholder value in the event of a change of control through employment agreements with the Named Executive Officers that provide for certain payments in the event a change of control does occur. The employment agreements for Messrs. Paredes, Davies, Iacono, Noguera and Cecchi were approved by the GCM Board.

Employment Agreements – Named Executive Officers

The employment agreements for each of the NEOs, being Lombardo Paredes Arenas, Michael Davies, Serafino Iacono, Jose Noguera and Alessandro Cecchi, provide for termination payments in certain circumstances. In the event that the employment of the foregoing NEOs with the Corporation is terminated without cause, each NEO is entitled to payment of an amount equal to two times (one times in the case of Messrs. Noguera and Cecchi) the officer’s annual salary plus such executive officer’s average annual bonus for the preceding two years (calculated as a simple average of the bonus paid to such officer pursuant to the Management Bonus Plan in each of the two financial years preceding the date of termination).

In the event of a “change of control” of the Corporation or upon a “trigger event” occurring within one year of a change of control (each such term as hereinafter defined), each NEO is entitled to terminate his employment with the Corporation and receive payment in an amount equal to two times the annual base salary of such NEO at the time of termination plus two times such officer’s average annual bonus for the preceding two years (calculated as a simple average of the bonus paid to such officer pursuant to the Management Bonus Plan in each of the two financial years preceding the date of termination). In addition, in such circumstances the employment agreements for Messrs. Iacono, Paredes and Davies provide that the foregoing NEOs are entitled to receive a termination fee from the Corporation in the amount of, in the case of Mr. Iacono, two percent (2%) and, in the case of each of Messrs. Paredes and Davies, one percent (1%), of the market capitalization on a fully-diluted basis of the Corporation on the effective date of termination of such officer’s employment with the Corporation. Pursuant to the terms of the employment agreements, each officer will have a period of 180 days from the occurrence of a trigger event to exercise the foregoing termination rights.

A “change of control” under the respective employment agreements includes the occurrence of any of the following events: (i) any person or combination of persons (other than any combination which includes Serafino Iacono or Miguel de la Campa) obtains a sufficient number of securities of the Corporation to affect materially the control of the Corporation; for the purposes of the employment agreement, a person or combination of persons holding shares or other securities in excess of the number which, directly or following conversion thereof (on a partially diluted basis), would entitle the holders thereof to cast 50% or more of the votes attaching to all shares of the Corporation which may be cast to elect directors of the Corporation, shall be deemed to be in a position to affect materially the control of the Corporation; (ii) the Corporation shall consolidate or merge with or into, amalgamate with, or enter into a statutory arrangement with, any other person (other than a subsidiary of the Corporation) or any other person (other than a subsidiary of the Corporation) shall consolidate or merge with or into, amalgamate with, or enter into a statutory arrangement with, the Corporation, and, in connection therewith, all or part of the outstanding voting shares shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Corporation or any other person or for cash or any other property; (iii) the Corporation shall sell or otherwise transfer, including by way of the grant of a leasehold interest (or one or more of its subsidiaries shall sell or otherwise transfer, including by way of the grant of a leasehold interest), property or assets: (a) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and its subsidiaries as at the end of the most recently completed financial year of the Corporation, or (b) which, during the most recently completed financial year of the Corporation, generated, or during the then current financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and its subsidiaries, to any other person or persons (other than the Corporation or one or more of its subsidiaries); or (iv) there occurs a change in the composition of the GCM Board, which occurs at a single meeting, or a

GCM Mining Corp.	Page 37

succession of meetings occurring within twelve (12) months of each other, of the Shareholders, whereby such individuals who were members of the GCM Board immediately prior to such meeting or succession of meetings cease to constitute a majority of the GCM Board without the GCM Board, as constituted immediately prior to such meeting, approving of such change.

A “trigger event” under the respective employment agreements includes the occurrence of any of the following events: (i) a change (other than those that are clearly consistent with a promotion) in the employee’s position or duties (including any position or duties as a director of the Corporation), responsibilities (including a change in the person or body to whom the employee reports at the date of a change of control, except if such person or body is of equivalent rank or stature or such change is a result of the resignation or removal of such person or the persons comprising such body, as the case may be, and to whom the employee reported), title or office in effect immediately prior to a change of control; (ii) a reduction by the Corporation or any of its subsidiaries of the employee’s salary, benefits or any other form of remuneration or any change in the basis upon which the employee’s salary, benefits or any other form of remuneration payable by the Corporation or its subsidiaries is determined or any failure by the Corporation to increase the employee’s salary, benefits or other forms of remuneration payable by the Corporation or its subsidiaries in a manner consistent (both as to frequency and percentage increase) with practices in effect immediately prior to a change of control or with practices implemented subsequent to a change of control with respect to the senior executives of the Corporation and its subsidiaries, whichever is more favourable to the employee; (iii) any failure by the Corporation or its subsidiaries to continue in effect any benefit, bonus, profit sharing, incentive, remuneration or compensation plan, stock ownership or purchase plan, pension plan or retirement plan in which the employee is participating or entitled to participate immediately prior to a change of control, or the Corporation or its subsidiaries taking any action or failing to take any action that would materially adversely affect the employee’s participation in or materially reduce his rights or benefits under or pursuant to any such plan, or the Corporation or its subsidiaries failing to increase or improve such rights or benefits on a basis consistent with practices in effect immediately prior to a change of control or with practices implemented subsequent to a change of control with respect to the senior executives of the Corporation and its subsidiaries, whichever is more favourable to the employee; (iv) a change of more than 40 kilometres to the location of the Corporation’s or its subsidiaries’ offices from which the employee is regularly required to carry out the terms of his employment with the Corporation at the date of a change of control; (v) any failure by the Corporation or its subsidiaries to provide the employee with the number of paid vacation days to which he was entitled immediately prior to a change of control or the Corporation or its subsidiaries failing to increase such paid vacation on a basis consistent with practices in effect immediately prior to a change of control or with practices implemented subsequent to a change of control with respect to the senior executives of the Corporation and its subsidiaries, whichever is more favourable to the employee; (vi) the Corporation or its subsidiaries taking any action to deprive the employee of any material fringe benefit not hereinbefore mentioned and enjoyed by them immediately prior to a change of control, or the Corporation or its subsidiaries failing to increase or improve such material fringe benefits on a basis consistent with practices in effect immediately prior to a change of control or with practices implemented subsequent to a change of control with respect to the senior executives of the Corporation and its subsidiaries, whichever is more favourable to the employee; (vii) the employee is subjected to treatment by the Corporation that, in the good faith determination of the employee, renders it impossible for the employee to continue to perform his duties, including, without limitation, failing to treat the employee fairly, with civility, decency, respect and dignity, provided that a reasonable person, in the same situation as the employee, would feel that the conduct of the Corporation was such that the employee should not be expected to persevere in their employment and renders the competent performance of work impossible or the continued employment of the employee intolerable; (viii) any material breach by the Corporation of any provision of the employment agreement or the terms of the employment relationship with the employee; (ix) the good faith determination by the employee that, as a result of a change of control or any action or event thereafter, the employee’s status or responsibility in the Corporation or its subsidiaries have been diminished or the employee is being effectively prevented from carrying out his duties and responsibilities as they existed immediately prior to a change of control; or (x) the failure by the Corporation to obtain, in a form satisfactory to the employee, an effective assumption of its obligations under the employment agreement by any successor to the Corporation, including a successor to a material portion of its business.

GCM Mining Corp.	Page 38

In the event that a NEO is entitled to a payment pursuant to a change of control or is terminated, such NEO shall be entitled to have all benefit plans continued for a period of twelve (12) months after the giving of notice by the executive as required by the agreement, or the dismissal of the employee’s employment pursuant to the agreement, as the case may be.

In the event that a NEO is entitled to a payment under his employment agreement in connection with a change of control, any Options previously granted to the officer by the Corporation or any subsidiary of the Corporation shall become fully vested, in which case the officer shall be entitled to exercise such Options on the terms granted and, notwithstanding any term of any stock option plan to the contrary, shall remain exercisable for the original term granted and shall not terminate due to the termination of the officer’s employment with the Corporation.

Amounts Payable upon Termination or Change of Control

The following table sets out estimates of the incremental amounts payable upon termination, without cause/constructive dismissal, of each Named Executive Officer whose employment agreement was in effect as of December 31, 2021 beyond that implied under law. Amounts assume each such event took place on the last business day of fiscal year 2021 and based on annual salaries in effect at the date thereof. The table below also assumes the exercise of all unexercised in-the-money vested Options on December 31, 2021 and the payment of unvested PSUs granted to each of the Named Executive Officers in 2019, 2020 and 2021 pursuant to the Corporation’s long-term incentive program. The Corporation’s PSU Plan provides discretion to the CCGNC, based on a “good leaver” designation, to pay the value of unvested PSUs to participants in the event of termination, including retirement.

	Lombardo Paredes Arenas	Michael Davies	Serafino Iacono	Jose Noguera	Alessandro Cecchi

Salary/Severance	US$850,000	US$672,000	US$950,000	US$176,000(2)	US$192,000(2)
Annual Incentives	US$417,000	US$255,000	US$467,000	US$37,000(2)	US$41,000(2)
Long-Term Incentives (1)	$Nil	$606,700	$923,666	$64,000	$64,000
Pension benefits	Nil	Nil	Nil	Nil	Nil
All other compensation	US$48,000(3)	Nil	Nil	Nil	Nil

Notes:

(1)	Assumes the exercise of all vested, in-the-money Options on December 31, 2021. The closing price of the Common Shares on the TSX on December 31, 2021 was $5.33 per Common Share.
(2)

Termination payments for Messrs. Noguera and Cecchi are estimated herein based on the portions of their respective annual salary and bonus paid in Colombian pesos, converted to U.S. dollars based on the exchange rate as of December 31, 2021 of COP 3,981.16 per US$1.00, as reported by Banco de la Republica Colombia.

(3)	Mr. Paredes receives a monthly accommodation allowance of US$4,000.

In the event of termination as a result of a change of control, each of the Named Executive Officers would receive the amounts shown in the table above, except that the amounts payable to Mr. Noguera in respect of salary and annual incentive would increase to US$352,000 and US$80,000, respectively, and for Mr. Cecchi, the amounts payable in respect of salary and annual incentives would increase to US$384,000 and US$88,000, respectively. If a change of control had occurred on December 31, 2021, all unvested PSUs would have become vested and a total of approximately $1.95 million would be payable in aggregate to the NEOs based on the closing price of the Common Shares on that date. If their terminations had occurred on December 31, 2021, based on the provisions of their respective employment agreements, the estimated amount of the termination fee payable to Mr. Iacono would be approximately $12.6 million and to each of Messrs. Paredes and Davies would be approximately $6.3 million.

Management Contracts

Management functions of the Corporation and its subsidiaries are performed by the directors and

GCM Mining Corp.	Page 39

senior officers of the Corporation and its subsidiaries.

Director Compensation

The annual cash retainer paid to each non-management director in their capacity as a director includes a base retainer of US$90,000 with additional fees of US$15,000 for the lead independent director and a fee of US$10,000 for each committee chair. The non-executive Vice Chairman receives an annual cash retainer of US$175,000.

During the fiscal year ended December 31, 2021, total annual cash retainers of approximately US$538,125 were paid to six non-executive directors of the Corporation. Although Mr. de la Campa is the Vice Chairman, he is not involved in day-to-day operations of the Corporation and is therefore considered a non-executive director.

During the Corporation’s most recently completed fiscal year, other than their annual cash retainers, no directors received compensation for services provided to the Corporation in their capacities as directors, consultants or experts.

Research and Benchmarking - Directors

In conjunction with the executive compensation benchmarking, discussed under the heading “Research and Benchmarking – NEOs” above, Hugessen was also engaged by the CCGNC to provide advice on the competitiveness and effectiveness of the compensation programs for the Corporation’s directors and to provide recommendations to the CCGNC and the GCM Board with respect to annual cash retainers and long-term incentive plan awards for directors.

The Hugessen benchmarking analysis completed in early 2019 indicated that the then current pay structure for the Corporation’s directors was generally below median on a total compensation basis compared to the Peer Group. The gap in total director compensation primarily arose from a lower annual equity component relative to the Peer Group. Historically, the Corporation had generally used Options as its equity instrument for directors, but this practice has become less common in the general market and amongst the Corporation’s Peer Group. As DSUs are considered to align better with the interests of shareholders, they have become the equity instrument of choice for directors in the market.

CCGNC Decisions Relating to Non-Executive Directors’ Compensation

In light of the Hugessen benchmarking analysis referred to above and Hugessen’s recommendations to align the compensation policies and practices for the Corporation’s non-executive directors with those of its Peer Group and the market in general, the CCGNC recommended, and the GCM Board approved, the following changes in 2019 through 2021:

•	The non-executive Vice Chairman’s annual cash retainer has been maintained at US$175,000.
•

In 2020, the structure of the annual cash retainer paid to non-executive directors was changed to include a base retainer of US$75,000 with additional fees of US$15,000 for the lead independent director and $10,000 for each committee chair. The additional US$5,000 retainer previously paid to a non-chair committee member was eliminated. In 2021, there were no changes to the annual cash retainers.

•

Commencing in 2019, as DSUs are considered to align better with the interests of shareholders, the Corporation discontinued its practice of granting Options to non-executive directors and in its place, adopted DSUs as the equity-based instrument under the long-term incentive plan for non-executive directors. The GCM Board approved its DSU plan (the “DSU Plan”) on March 27, 2019. The purpose of the DSU Plan is to enhance the Corporation’s ability to attract and retain talented individuals to serve as directors and to promote a greater alignment of interests between directors and the Shareholders through the holding by directors of instruments that reflect the market value of the Corporation. The DSU Plan is administered by the CCGNC and DSU grants are recommended by executive management. DSUs represent a right to receive an amount of cash (subject to applicable withholdings)

GCM Mining Corp.	Page 40

on ceasing to be a director, equal to the product of: (i) the number of DSUs held by such director; and (ii) the volume weighted average trading price of the Common Shares on the TSX for the five (5) trading days prior to such date the director ceases to be a member of the GCM Board.

•

On April 1, 2019, each of the non-executive directors, including the Vice Chairman, received an initial grant of US$150,000 of DSUs representing an initial two-year award (the “Initial Grant”) under the DSU Plan, 50% of which vested on the grant date and the remaining 50% vested one year later on April 1, 2020.

•	On April 1, 2020, each of the non-executive directors, including the Vice Chairman, received another grant of US$75,000 of DSUs that vested after one year on April 1, 2021.
•

In connection with the 10-year anniversary of the Corporation in 2020, in recognition of their long service, the Corporation granted 50,000 DSUs to Mr. de la Campa, a co-founder of the Corporation, and each of Messrs. Martinez Torres, Metcalfe and Perez Branger, all of whom have served on the Board since 2011. The Corporation also granted 15,000 DSUs to Mr. Bloomquist, a director of the Corporation since 2017. These DSUs vested on August 20, 2021.

•	On April 1, 2021, each of the non-executive directors, including the Vice Chairman, received a grant of US$75,000 of DSUs that vested on April 1, 2022.
•

On August 18, 2021, Ms. Labatte joined the Board as a non-executive director and, pursuant to the terms of the DSU Plan, received an initial grant of US$150,000 of DSUs representing an Initial Grant under the DSU Plan, 50% of which vested on the grant date and the remaining 50% will vested on August 18, 2022.

•

DSUs cannot be redeemed until a participant ceases to be a director of the Corporation. When a participant under the DSU Plan ceases to be a director, each DSU that has vested in accordance with the DSU Plan, will be eligible for redemption for (i) a period of up to 90 days after the date such eligible director ceases to be a director or (ii) such other “reasonable” period as may be determined by the GCM Board, which period cannot be less than 90 days. In an event of a “Change of Control” (as defined in the DSU Plan), the DSU Plan will be terminated immediately prior to the Change of Control. Where a director is subject to income tax in the United States on the income received for their services as a director from the date that the DSUs are granted until the date the date the DSUs are settled, such DSUs will be automatically redeemed upon ceasing to be a director and will be payable in cash, net of any applicable holdings.

Director Compensation Table for 2021

Name	Fees earned (US$)	Share- based awards (US$)(3)	Option-based awards (US$)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Directors as of December 31, 2021
Serafino Iacono(1)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Miguel de la Campa	175,000	75,000	Nil	Nil	Nil	Nil	250,000
De Lyle Bloomquist	75,000	75,000	Nil	Nil	Nil	Nil	150,000
Belinda Labatte (2)	28,125	150,000	Nil	Nil	Nil	Nil	178,125
Hernan Juan Jose Martinez Torres	75,000	75,000	Nil	Nil	Nil	Nil	150,000
Robert Metcalfe	100,000	75,000	Nil	Nil	Nil	Nil	175,000
Jaime Perez Branger	85,000	75,000	Nil	Nil	Nil	Nil	160,000

Notes:

(1)

Mr. Iacono did not receive additional compensation for his services as a director of GCM. See “Statement of Executive Compensation – Summary Compensation Table for 2021” for disclosure regarding his compensation as Executive Chairman of the Corporation.

(2)	Ms. Labatte joined the Board on August 18, 2021.
(3)

Share-based awards includes (a) US$75,000 of DSUs granted to each of Messrs. de la Campa, Bloomquist, Martinez Torres, Metcalfe and Perez Branger, on April 1, 2021 that vested on April 1, 2022, and (b)

GCM Mining Corp.	Page 41

US$150,000 of DSUs granted in accordance with the DSU Plan to Ms. Labatte when she joined the Board on August 18, 2021, of which US$75,000 vested immediately and the balance of US$75,000 will vest on August 18, 2022.

Outstanding Option-Based and Share-Based Awards

The following table sets out for each director (who was not a NEO), information concerning all GCM Option-based and share-based awards outstanding as of December 31, 2021:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the money Options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)(1)
Directors as of December 31, 2021
Miguel de la Campa	75,000 81,666	3.16 2.55	June 14, 2023 April 3, 2022(2)	162,750 227,031	15,615	83,228	697,638
De Lyle Bloomquist	50,000 53,333	3.16 2.55	June 14, 2023 December 12, 2022	108,500 148,266	15,615	83,228	511,088
Belinda Labatte	Nil	Nil	Nil	Nil	20,316	108,284	108,284
Hernan Juan Jose Martinez Torres	Nil	Nil	Nil	Nil	15,615	83,228	697,638
Robert Metcalfe	Nil	Nil	Nil	Nil	15,615	83,228	697,638
Jaime Perez Branger	50,000 25,000	3.16 2.55	June 14, 2023 April 3, 2022(2)	108,500 69,500	15,615	83,228	697,638

Note:

(1)	The closing price of the Common Shares on the TSX on December 31, 2021 was $5.33 per Common Share.
(2)	Exercised in April 2022 prior to expiry.

Value Vested or Earned During the Year

During the year ended December 31, 2021, the Corporation did not grant any Options to its current non-executive directors. During the year ended December 31, 2021, a total of 366,676 DSUs vested having a market value at December 31, 2021 totaling $1,954,383 based on the closing price of the Common Shares on the TSX.

CORPORATE GOVERNANCE DISCLOSURE

In accordance with NI 58-101, information on GCM’s corporate governance practices are set out in Schedule B of the Circular, including the following new updates:

Anti-Bribery and Anti-Corruption Policy

The Corporation is committed to maintaining the highest ethical and legal standards. As part of the Corporation’s continued commitment to improving its corporate governance practices, in April 2021, the GCM Board adopted a stand-alone Anti-Bribery and Anti-Corruption Policy (the “Anti-Bribery and Anti-Corruption Policy”) which applies to all directors, executive officers and employees of the Corporation (the “Covered Employees”). The Anti-Bribery and Anti-Corruption Policy outlines requirements that must be

GCM Mining Corp.	Page 42

fulfilled by all Covered Employees, including prohibitions against bribing government officials and making or facilitating improper payments. The Anti-Bribery and Anti-Corruption Policy also provides Covered Employees with clarity regarding giving gifts to government officials and making political or charitable contributions. All Covered Persons must also comply with the Corruption of Foreign Public Officials Act (Canada) and the Self-Control and Risk Management System of Money Laundering and Terrorism Financing (Colombia). A copy of the Anti-Bribery and Anti-Corruption Policy is available on the Corporation’s website at www.gcm-mining.com.

Information Security Risk Management and Oversight

The GCM Board, primarily through the Audit Committee (which is 100% independent), provides top-level oversight of risks relating to our information security and of related policies and practices. At the GCM Board level, we believe we have at least two directors on the Audit Committee with experience as it relates to information security. While the GCM Board does not currently receive reports from senior management on information security matters, it plans on including this into the quarterly agenda going forward. With regards to end users, each user of our information systems is responsible for abiding with the controls and guidelines that we establish. To that end, the Corporation’s Code of Business Conduct and Ethics establishes standards of acceptable use of, and access to, our information systems. The Corporation has not had any information security breaches during the last three years and accordingly, there have been no expenses incurred from information security breach penalties and settlements as a result. However, the Corporation is continuing to evaluate the possibility of entering into an information security risk insurance policy. The Corporation is also evaluating the possibility of conducting an information security risk assessment later this year.

AUDIT COMMITTEE INFORMATION

GCM is required to have an audit committee. The text of the Audit Committee Charter and other disclosure pursuant to Form 52-110F1 is provided in the Corporation’s latest AIF, filed under the Corporation’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and AIF are also available on the Corporation’s website at www.gcm-mining.com. Additional information regarding GCM’s Audit Committee is set out in Schedule B of the Circular, “Statement of Corporate Governance”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of the date hereof and during the fiscal period ended December 31, 2021, there was no indebtedness owing to the Corporation or to any of its subsidiaries by any current or former executive officers, directors, or employees of the Corporation, other than as follows:

Aggregate Indebtedness ($)
Purpose	To the Corporation or its Subsidiaries	To Another Entity
Share Purchases	Nil	Nil
Other	Nil	Nil

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

As of the date hereof and during the fiscal period ended December 31, 2021, there was no indebtedness owing to the Corporation in connection with the purchase of securities or other indebtedness by any current or former officers, directors, or employees of the Corporation.

Since the beginning of the Corporation’s last completed fiscal year, no director or officer of the Corporation, proposed management nominee for election as a director of the Corporation or any associate or affiliate of any such director, officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is or has been indebted to another entity where such indebtedness is or was the

GCM Mining Corp.	Page 43

subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of directors of the Corporation, no: (a) person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (b) proposed nominee for election as a director of the Corporation; or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or corporation that is itself an Informed Person or a subsidiary of the Corporation; (c) any person or corporation who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than the voting securities held by the person or corporation as underwriter in the course of a distribution; and (d) the Corporation itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed in the AIF and filed on the Corporation’s profile on SEDAR at www.sedar.com, no Informed Person, proposed nominee for election as a director of the Corporation or any associate or affiliate of any Informed Person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation may, on occasion, enter into transactions with other entities within the same group or with parties that have overlapping shareholders, directors or other related parties. Related party transactions may provide the Corporation with benefits or better terms than those that are available from arms’ length parties. However, it is also possible that these transactions may benefit the related party while providing little or no benefit to the Corporation. In some cases, the Corporation’s controlling shareholders, if any, may have certain interests that do not fully align with its minority shareholders and which may harm non-related investors. Also, as an issuer operating in an emerging market, the Corporation could be subject to increased risk with regard to such related party transactions due to business practices, cultural norms and legal requirements in Colombia, Guyana and Venezuela that differ from North American standards and which may impact the Corporation’s operations and financial results. Therefore, the GCM Board is responsible for managing any increased risk from operations which disproportionately advances the interests of the controlling shareholders at the expense of minority shareholders. Management and the GCM Board are responsible for the identification and monitoring of any related party transactions to prevent potential risk and protect investors and have implemented policies and procedures, and will continue to refine such policies and procedures, in order to continue to provide such prevention and protection.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the Corporation’s profile on SEDAR at www.sedar.com. Financial information relating to the Corporation is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2021. Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Secretary of the Corporation at the Corporation’s head office at 401 Bay Street, Suite 2400, Toronto, Ontario M5H 2Y4 or by phone at (416) 360-4653.

GCM Mining Corp.	Page 44

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED at Toronto, Ontario, this 3rd day of May, 2021.

“Lombardo Paredes Arenas”
Lombardo Paredes Arenas
Chief Executive Officer

GCM Mining Corp.	Page 45

SCHEDULE A – SHAREHOLDER RIGHTS PLAN

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF DECEMBER 11, 2018

BETWEEN

GCM MINING CORP.

AND

TSX TRUST COMPANY AS RIGHTS AGENT

Table of Contents

ARTICLE 1 INTERPRETATION		4

1.1	CERTAIN DEFINITIONS	4

1.2	CURRENCY	15

1.3	HEADINGS	15

1.4	CALCULATION OF NUMBER AND PERCENTAGE OF BENEFICIAL OWNERSHIP OF OUTSTANDING VOTING SHARES	15

1.5	ACTING JOINTLY OR IN CONCERT	15

1.6	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES	15

ARTICLE 2 THE RIGHTS		16

2.1	LEGEND ON SHARE CERTIFICATES	16

2.2	INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS	16

2.3	ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS	19

2.4	DATE ON WHICH EXERCISE IS EFFECTIVE	23

2.5	EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES	23

2.6	REGISTRATION, TRANSFER AND EXCHANGE	23

2.7	MUTILATED, DESTROYED, LOST AND STOLEN RIGHTS CERTIFICATES	24

2.8	PERSONS DEEMED OWNERS OF RIGHTS	25

2.9	DELIVERY AND CANCELLATION OF CERTIFICATES	25

2.10	AGREEMENT OF RIGHTS HOLDERS	25

2.11	RIGHTS CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER	26

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS		26

3.1	FLIP-IN EVENT	26

ARTICLE 4 THE RIGHTS AGENT		27

4.1	GENERAL	27

4.2	MERGER, AMALGAMATION OR CONSOLIDATION OR CHANGE OF NAME OF RIGHTS AGENT	28

4.3	DUTIES OF RIGHTS AGENT	28

4.4	CHANGE OF RIGHTS AGENT	30

ARTICLE 5 MISCELLANEOUS		30

5.1	REDEMPTION AND WAIVER	30

5.2	EXPIRATION	32

5.3	ISSUANCE OF NEW RIGHTS CERTIFICATES	32

5.4	SUPPLEMENTS AND AMENDMENTS	33

5.5	FRACTIONAL RIGHTS AND FRACTIONAL SHARES	34

5.6	RIGHTS OF ACTION	34

5.7	REGULATORY APPROVALS	34

5.8	NOTICE OF PROPOSED ACTIONS	34

5.9	NOTICES	35

5.10	COSTS OF ENFORCEMENT	35

5.11	SUCCESSORS	36

5.12	BENEFITS OF THIS AGREEMENT	36

5.13	GOVERNING LAW	36

5.14	SEVERABILITY	36

5.15	EFFECTIVE DATE AND CONFIRMATION	36

5.16	DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS	36

5.17	COMPLIANCE WITH MONEY LAUNDERING LEGISLATION	36

5.18	PRIVACY PROVISION	37

5.19	DECLARATION AS TO NON-CANADIAN HOLDERS	37

5.20	TIME OF THE ESSENCE	37

5.21	EXECUTION IN COUNTERPARTS	37

ATTACHMENT 1		38

FORM OF ASSIGNMENT		40

CERTIFICATE		40

FORM OF ELECTION TO EXERCISE		41

CERTIFICATE		42

NOTICE		43

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT, dated as of December 11, 2018 between Gran Colombia Gold Corp. (the “Corporation”), a corporation incorporated under the Business Corporations Act (British Columbia) and TSX Trust Company, a trust company existing under the laws of Canada (the “Rights Agent”);

WHEREAS the Board of Directors of the Corporation, in the exercise of its fiduciary duties to the Corporation, has determined that it is advisable for the Corporation to have a shareholder rights plan (the “Rights Plan”) to ensure, to the extent possible, that all shareholders are treated fairly in connection with any take-over bid for the securities of the Corporation;

AND WHEREAS in order to implement the Rights Plan the board of directors of the Corporation has previously:

(a)

authorized the issuance, effective at the close of business (Toronto time) on the Effective Date, of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at the close of business (Toronto time) on the Effective Date (the “Record Time”);

(b)

authorized the issuance of one Right in respect of each Common Share of the Corporation issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c)	authorized the issuance of Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Rights Plan is to be confirmed by the shareholders of the Corporation at its next annual meeting and shall be reconfirmed by the shareholders of the Corporation at every third annual meeting thereafter;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to confirm the appointment of the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)

“1934 Exchange Act” shall mean the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(b)	“Acquiring Person” shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of (A) a Voting Share Reduction, (B) Permitted Bid Acquisitions, (C) an Exempt Acquisition, (D) Pro Rata Acquisitions or (E) a Convertible Security Acquisition; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person’s Beneficial Ownership of Voting Shares thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(ii)

for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subsection 1.1(g)(iii)(B) because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that any Person is making or intends to make a Take- over Bid;

(iii)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Corporation pursuant to an underwriting agreement with the Corporation; or

(iv)

a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition; and provided, further, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the then outstanding Voting Shares at any time after the RecordTime;

(c)

“Affiliate”, when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(d)

“Agreement” shall mean this shareholder rights plan agreement dated as of December 11, 2018 between the Corporation and the Rights Agent, as may be further amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(e)

“annual cash dividend” shall mean cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate on a per share basis, in any fiscal year, the greatest of:

(i)	200% of the aggregate amount of cash dividends, on a per share basis, declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii)

300% of the arithmetic mean of the aggregate amounts of the cash dividends, on a per share basis, declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year;

(f)

“Associate” shall mean, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(g)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (i) customary agreements with and between underwriters or banking group members or selling group members with respect to a distribution of securities by the Corporation, and (ii) pledges of securities in the ordinary course of business), or upon the exercise of any conversion, exchange or purchase right (other than the Rights) attaching to a Convertible Security; and (iii) any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the approval of the holders of Voting Shares;

(iii)	any securities which are Beneficially Owned within the meaning of Subsections 1.1(g)(i) or (ii) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(A)

where such security has been deposited or tendered pursuant to any Take- over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid, in each case made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Subsection 1.1(g)(iii), holds such security provided that (1) the ordinary business of any such Person (the “Investment Manager”) includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required) and such security is held by the Investment Manager in the ordinary course of such business and in the performance of such Investment Manager’s duties for the account of any other Person or Persons (a “Client”); or (2) such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts, or (3) such Person is a pension plan or fund registered under the laws of Canada or any Province thereof or the laws of the United States of America (a “Plan”) or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (the “Administrator”) is the administrator or trustee of one or more Plans and holds such security for the purposes of its activities as an Administrator; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not then announced an intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the- counter market), alone or by acting jointly or in concert with any other Person;

(C)

where such Person or any of such Person’s Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)

where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)	where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

(h)	“Board of Directors” shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(i)

“Book Entry Form” means, in reference to securities, securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically on the records of the Corporation’s transfer agent, but for which no certificate has been issued;

(j)	“Book Entry Rights Exercise Procedures” has the meaning ascribed thereto in Section

2.2(c);

(k)	“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

(l)

“Business Corporations Act (British Columbia)” shall mean the Business Corporations Act (British Columbia), as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(m)

“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S.- Canadian Exchange Rate in effect on such date;

(n)

“close of business” on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office of the Rights Agent) is closed to the public in the city in which such transfer agent or rights agent has an office for the purposes of this Agreement; provided, however, that for the purposes of the definitions of “Competing Permitted Bid” and “permitted Bid”, “Close of Business” on any date means 11:59 p.m. (local time at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time at the place of deposit) on the next succeeding Business Day).

(o)

“Common Shares” shall mean the Common Shares in the capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time;

(p)	“Competing Permitted Bid” shall mean a Take-over Bid that

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid;

(ii)	satisfies all of the provisions of a Permitted Bid other than the condition set forth in Subsection (iii) of the definition of a Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the minimum number of days such Take-over Bid must remain open for deposits of securities thereunder pursuant to applicable Canadian securities laws after the date of the Take-over Bid constituting the Competing Permitted Bid;

(q)	“controlled”: a body corporate is “controlled” by another Person or two or more Persons acting jointly or in concert if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(r)	“Convertible Security” shall mean a security convertible, exercisable or exchangeable into a Voting Share and a “Convertible Security Acquisition” shall mean an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(s)	“Co-Rights Agents” shall have the meaning ascribed thereto in Subsection 4.1(a);

(t)	“Disposition Date” shall have the meaning ascribed thereto in Subsection 5.1(d);

(u)	“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(v)

“Dividend Reinvestment Plan” shall mean a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of the Corporation;

(ii)	proceeds of redemption of shares of the Corporation;

(iii)	interest paid on evidences of indebtedness of the Corporation; or

(iv)	optional cash payments;

be applied to the purchase from the Corporation of Common Shares;

(w)	“Effective Date” shall mean December 11, 2018;

(x)	“Election to Exercise” shall have the meaning ascribed thereto in Subsection 2.2(d)(ii);

(y)

“Exempt Acquisition” shall mean an acquisition by a Person of Voting Shares or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(b), 5.1(c) or 5.1(d); (ii) pursuant to a distribution of Voting Shares or Convertible Securities made by the Corporation: (A) to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or (B) pursuant to a private placement provided that: (i) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (ii) such Person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such Person on the private placement shall be deemed to be held by such Person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iii) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(z)

“Exercise Price” shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

(i)	until the Separation Time, an amount equal to five times the Market Price, from time to time, per Share; and

(ii)	from and after the Separation Time, an amount equal to five times the Market Price, as at the Separation Time, per Share;

(aa)	“Expansion Factor” shall have the meaning ascribed thereto in Subsection 2.3(a)(i);

(bb)	“Expiration Time” shall mean the earliest of (i) the time at which the right to exercise the Rights is terminated pursuant to Section 5.1(g); and (ii) the date of termination of this Agreement pursuant to Section 5.15 (in the event this Agreement is not reconfirmed as required by that section);

(cc)	“Flip-in Event” shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(dd)	“holder” shall have the meaning ascribed thereto in Section 2.8;

(ee)	“Independent Shareholders” shall mean holders of Voting Shares, other than:

(i)	any Acquiring Person;

(ii)	any Offeror, other than a Person referred to in Subsection 1.1(g)(iii)(B);

(iii)	any Affiliate or Associate of such Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(ff)

“Market Price” per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the Canadian over-the-counter market, as quoted by any reporting system then in use; or

(iii)

if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities, selected in good faith by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(gg)	“Nominee” shall have the meaning ascribed thereto in Subsection 2.2(c); (ff) “Offer to Acquire” shall include:

(i)	an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(hh)

“Offeror” shall mean a Person who has made a public announcement of a current intention to make, or who is making, a Take-over Bid but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(ii)	“Permitted Bid” shall mean a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Voting Shares on the books of the Corporation, other than the Offeror;

(ii)

no Voting Shares are taken up or paid for pursuant to the Take-over Bid unless more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 105 days following the date of the Take- over Bid or such shorter period that a Take-over Bid that is not exempt from the general Take-over Bid requirements of applicable Canadian securities laws must remain open for deposits of securities thereunder, in the applicable circumstances at such time;

(iv)

the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take- over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(v)

the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten days from the date of such public announcement;

For purposes of this Agreement, (A) should a Take-over Bid which qualified as a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition and (B) the term “Permitted Bid” shall include a Competing Permitted Bid.

(jj)	“Permitted Bid Acquisition” shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(kk)

“Permitted Lock-Up Agreement” shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a “Locked-Up Person”) agree to deposit or tender Voting Shares to a Take-Over Bid (the “Lock-Up Bid”) made or to be made by such Person or any of such Person’s Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

(i)

the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Corporation) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

(ii)

the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to or not to withdraw such Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction:

(A)	where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction:

(1)	is greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or

(2)

exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; and

(B)

if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, where the number of Voting Shares to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid:

(1)	is greater than the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid; or

(2)

exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(iii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(B)

50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;

(ll)

“Person” shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, or other entity whether or not having legal personality;

(mm)	“Pro Rata Acquisition” shall mean an acquisition by a Person of Voting Shares pursuant to:

(i)	a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series; or

(iii)

the acquisition or the exercise by the Person of rights to purchase Voting Shares issued by the Corporation to all holders of securities of the Corporation (other than holders resident in any jurisdiction where such issuance is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Corporation and not from any other Person and the Person does not thereby acquire a greater percentage of such Voting Shares than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(nn)	“Record Time” has the meaning set forth in the recitals hereto;

(oo)	“Redemption Price” shall have the meaning attributed thereto in Subsection 5.1(a);

(pp)	“Right” shall mean a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set forth in this Agreement;

(qq)	“Rights Certificate” shall mean a certificate representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(rr)	“Rights Register” shall have the meaning ascribed thereto in Subsection 2.6(a);

(ss)	“Securities Act” shall mean the Securities Act (Ontario), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(tt)	“Separation Time” shall mean, subject to Subsection 5.1(d), the close of business on the tenth Trading Day after the earlier of:

(i)	the Share Acquisition Date; and

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later time as may be determined by the Board of Directors, provided that, if any Take- over Bid referred to in Subsection (ii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the Board of Directors determines, pursuant to Section 5.1(d), to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred, and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(uu)

“Share Acquisition Date” shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 13(d) of the 1934 Exchange Act, if applicable, and a similar report filed pursuant to applicable Canadian securities laws) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(vv)	“Subsidiary”: a Person is a Subsidiary of another Person if:

(i)	it is controlled by:

(A)	that other; or

(B)	that other and one or more Persons each of which is controlled by that other; or

(C)	two or more Persons each of which is controlled by that other; or

(ii)	it is a Subsidiary of a Person that is that other’s Subsidiary;

(ww)

“Take-over Bid” shall mean an Offer to Acquire Voting Shares or Convertible Securities, if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(xx)

“Trading Day”, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(yy)	“U.S. - Canadian Exchange Rate” on any date shall mean:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

(zz)

“Voting Share Reduction” shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(aaa)	“Voting Shares” shall mean the Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors of the Corporation.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(bbb)

For purposes of this Agreement, in determining the percentage of outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(ccc)	For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A	= the number of votes for the election of all directors of the Corporation generally attaching to the Voting Shares Beneficially Owned by such Person; and

B	= the number of votes for the election of all directors of the Corporation generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.5	Acting Jointly or in Concert

For purposes of this Agreement a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (x) customary agreements with and between underwriters or banking group members or selling group members with respect to a distribution of securities by the Corporation, (y) pledges of securities in the ordinary course of business, and (z) Permitted Lock-Up Agreements).

1.6	Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on or after January 1, 2011, as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with such generally accepted accounting principles applied on a consistent basis.

ARTICLE 2

THE RIGHTS

2.1	Legend on Share Certificates

Certificates representing Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby until the earlier of the Separation Time or the Expiration Time and shall have impressed on, printed on, written on or otherwise attached to them the following legend:

Until the earlier of the Separation Time or the Expiration Time (as both terms are defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Shareholder Rights Plan Agreement dated as of December 11, 2018, as may be amended, restated or supplemented from time to time (the “Shareholder Rights Agreement”), between Gran Colombia Gold Corp. (the “Corporation”) and TSX Trust Company, as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may be amended or redeemed, may expire or may become void (if, in certain cases they are “Beneficially Owned” by an “Acquiring Person” as such terms are defined in the Shareholder Rights Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Any Common Shares issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which electronic records of transfers are maintained) after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, one Right for each Common Share represented by such registration and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly as the Rights Agent may reasonably require. Any Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate), or by the Book Entry Form registration for the associated Common Shares, and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that the Corporation determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit the Corporation to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form.

In the event the Corporation determines to issue a Rights Certificate, it will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(a)

a Rights Certificate in substantially the form set out in Attachment 1 hereof appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(b)	a description of the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially owned by another Person, the Corporation may require such first mentioned Person to furnish such information and documentation as the Corporation deems necessary or appropriate in order to make such determination.

i.

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Toronto, Ontario or any other office of the Rights Agent in cities designated from time to time for that purpose by the Corporation with the approval of the Rights Agent:

1.	the Rights Certificate evidencing such Rights;

2.

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate, or as determined appropriate for Common Shares held in Book Entry Form, appropriately completed and duly executed by the holder or such holder’s executors or administrators or other personal representatives or such holder’s or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

3.

payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

ii.

Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Subsection 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon as soon as practicable:

1.

requisition from the transfer agent certificates representing, or in the case of Common Shares in Book Entry Form, direct the transfer agent to register in the name of the holder of the Rights being exercised or in such other name as may be designated by such holder in Book Entry Form, the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

2.	when appropriate, requisition from the Corporation a cheque representing the amount of cash to be paid in lieu of issuing fractional Common Shares;

3.

after receipt of the certificates, or upon confirmation from the transfer agent that the registration, in Book Entry Form, has been completed, as referred to in Subsection 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

4.	when appropriate, after receipt, deliver the cheque representing such cash referred to in Subsection 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

5.	remit to the Corporation all payments received on the exercise of Rights.

iii.

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

iv.	The Corporation covenants and agrees that it will:

1.

take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares, or, as applicable, at the time of registration in Book Entry Form of such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

2.

take all such action as may be necessary and within its power to comply with the requirements of the Business Corporations Act (British Columbia), the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada in which the Corporation is a reporting issuer, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

3.

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Common Shares were traded immediately prior to the Separation Time;

4.

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or the registration in Book Entry Form of Common Shares or the issuance of certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares, whether in Book Entry Form or as physical certificates, in a name other than that of the holder of the Rights being transferred or exercised; and

5.

after the Separation Time, except as permitted by Sections 5.1 and 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this 2.3.

i.	In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

1.	declare or pay a dividend on Common Shares payable in Common Shares or Convertible Securities in respect thereof other than pursuant to any Dividend Reinvestment Plan;

2.	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

3.	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

4.	issue any Common Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(a)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(b)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Subsections 2.3(a)(i) or (iv), such shares of capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it which Right shall be evidenced by the certificate representing such associated Common Share.

ii.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price per share, including the price required to be paid to purchase such Convertible Security) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

1.

the numerator of which shall be the number of Common Shares outstanding on such record date plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered to the holders of Common Shares (or the aggregate initial conversion, exchange or exercise price of the Convertible Securities, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Common Share; and

2.

the denominator of which shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered to the holders of Common Shares for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit plan, stock option plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that in the case of any Dividend Reinvestment Plan or share purchase plan, the right to purchase Common Shares is at a price per Share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

iii.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend) or a dividend paid in Shares, but including any dividend payable in securities (other than Shares), assets or rights, options or warrants (excluding rights, options or warrants expiring within 45 calendar days after such record date) to purchase Shares or Convertible Securities in respect of Shares, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the evidences of indebtedness, cash, assets, rights, options or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

iv.

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Share. Any adjustment required by Section 2.3 shall be made as of:

1.	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Subsection 2.3(a); or

2.

the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsection 2.3(b) or 2.3(c), subject to readjustment to reverse the same if such dividend or distribution shall not be made.

v.	If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such shares, in a transaction referred to in Subsections 2.3(a)(i) or (a)(iv) or Subsections 2.3(b) or (c), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a)(i), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a)(i), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to Subsection 5.4(b) and 5.4(c), the Corporation and the Rights Agent may, with the prior approval of the holders of the Voting Shares, amend this Agreement as appropriate to provide for such adjustments.

vi.

Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

vii.

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

viii.

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

ix.

Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)	consolidation or subdivision of Common Shares;

(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)	stock dividends; or

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

x.	Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy;

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4	Date on Which Exercise Is Effective

Each Person in whose name any certificate, or a registration in Book Entry Form, for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the absolute holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system, or alternatively, if the Corporation determines to issue Rights Certificates, by the following procedures:

i.

The Rights Certificates shall be executed on behalf of the Corporation by any of its Executive Chairmen, Chief Executive Officer or Chief Financial Officer. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

ii.

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

iii.	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Transfer and Exchange

i.

The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent, at its office in the City of Toronto, is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

ii.	After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or the transferees with one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system’s records for the Rights transferred or exchanged.

iii.

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

iv.

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation and/or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

i.

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

ii.	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such indemnity and surety bond as may be reasonably required by them to save each of them and any of their agents harmless,

iii.

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

iv.

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

v.

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8	Persons Deemed Owners of Rights

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Common Share).

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates.

2.10	Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

i.	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

ii.	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

iii.	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

iv.

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

v.	that such holder of Rights has waived their right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

vi.

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and

vii.

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of preliminary or permanent injunctions or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulations or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

2.11	Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation, whether for the election of directors or otherwise, or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO

THE RIGHTS

3.1	Flip-in Event

(a)

Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person); or

(ii)

a transferee or other successor in title, directly or indirectly, (a “Transferee”) of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), that has the purpose or effect of avoiding Subsection 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration or transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this Subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Subsection 3.1 and such Rights shall become null and void.

(c)

From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act (British Columbia), the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Subsection 3.1(b)(i) or (b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of such Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.”;

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

ARTICLE 4

THE RIGHTS AGENT

4.1	General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (“Co- Rights Agents”) as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co- Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and the Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the fees and disbursements of any expert or advisor retained by the Rights Agent). The Corporation also agrees to indemnify the Rights Agent, and its officers, directors, employees and agents for, and to hold it and them harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent or such persons, for anything done or omitted by the Rights Agent or such persons in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent. In no event will the Rights Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including, but not limited to, lost profits), even if the Rights Agent has been advised of the possibility of such damages. Any liability of the Rights Agent will be limited in the aggregate to an amount equal to the annual fee paid by the Corporation pursuant to this Agreement.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

(d)

No provision contained in this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will be fully provided in the Rights Certificates and in this Agreement.

(b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Shares and the holders of

Rights Certificates, by their acceptance thereof, shall be bound:

(a)

the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion, and the Rights Agent may also consult with such other experts as the Rights Agent may reasonably consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b)

whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be an Executive Chairman, or the Chief Executive Officer or Chief Financial Officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	Nothing in this Agreement shall be construed to relieve the Rights Agent of liability for its own gross negligence, bad faith or willful misconduct;

(d)

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)

the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)

the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)

the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Executive Chairman, Chief Executive Officer or Chief Financial Officer of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as practicable after the giving of such instructions;

(h)

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail and to the holders of Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail and to the holders of Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply, at the Corporation’s expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon payment in full of any outstanding amounts owing by the Corporation to the Rights Agent under this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

5.1	Redemption and Waiver

(a)

The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or of the holders of Rights given in accordance with Section 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(b)

The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares given in accordance with Section 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event subsequently occurring by reason of any Take-over Bid which is made by means of a take- over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(c).

(d)

Notwithstanding the provisions of Subsections 5.1(b) and 5.1(c) hereof, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and in the event such waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(d) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

(e)

The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid, or a Take-Over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, the application of Section 3.1 pursuant to Subsection 5.1(c), takes up and pays for Voting Shares in connection with such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.

(f)

Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(g)

If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.1(i) or 5.1(j), as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)

Within 10 Business Days after the Board of Directors elects or is deemed to elect, to redeem the Rights or if Subsection 5.1(a) is applicable within 10 Business Days after the holders of Voting Shares or of the holders of Rights have approved a redemption of Rights in accordance with Section 5.1(i) or (j), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at their last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares and the registry books of the Corporation for the Non-Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 5.1 or in connection with the purchase of Shares prior to the Separation Time.

(i)

If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws.

(j)

If a redemption of Rights pursuant to Subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in Subsections (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Business Corporations Act (British Columbia), with respect to meetings of shareholders of the Corporation.

5.2	Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)

The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to Subsection 5.4(a) and the prior approval of The Toronto Stock Exchange (if required), the Corporation may, with the prior approval of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)

Subject to Subsection 5.4(a), the Corporation may, with the prior approval of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by laws, with respect to meetings of shareholders of the Corporation.

(e)

Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of

Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

5.5	Fractional Rights and Fractional Shares

(b)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b) at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(c)

The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6	Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange, or any other applicable stock exchange or market.

5.8	Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Corporation.

5.9	Notices

(d)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by email, facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

GCM Mining Corp.

401 Bay Street, Suite 2400,

PO Box 15, Toronto, ON M5H 2Y4

Attention:         General Counsel

Telecopy No.:  (416) 360-7783

Email:               afullerton@gcm-mining.com

(e)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

TSX Trust Company

301 - 100 Adelaide Street West,

Toronto, ON M5H 4H1

Attention:         Vice President, Trust Services

Telecopy No.:   (416) 361-0470

Email:               tmxestaff-corporatetrust@tmx.com

(f)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the registers of the Corporation for its Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(g)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of emailing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder, on a solicitor and their own client basis, to enforce their rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14	Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15	Effective Date and Confirmation

This Agreement is effective as of the Record Time and must be confirmed at the annual meeting of the Shareholders of the Corporation to held in 2019 and at every third annual meeting of the Corporation thereafter, in each case by a majority of the votes cast by holders of Voting Shares held by Independent Shareholders who vote in respect of the confirmation at any such meeting. If this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, then this Agreement and all outstanding rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting (or any adjournment of such meeting); provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(c) or (d) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16	Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made or approved by the Board of Directors in connection herewith, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.17	Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, economic sanctions, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation, provided that: (i) the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

5.18	Privacy Provision

The parties acknowledge that federal and provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) may apply to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws.

5.19	Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20	Time of the Essence

Time shall be of the essence in this Agreement.

5.21	Execution in Counterparts

This Agreement may be executed in any number of counterparts and may be delivered by facsimile transmission or in PDF format delivered by email. Each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

GCM MINING CORP.

By:
Name: Mike Davies
Title: Chief Financial Officer

TSX TRUST COMPANY

By:
Name:
Title:

By:

Name:
Title:

ATTACHMENT 1

GCM Mining Corp.

SHAREHOLDER RIGHTS PLAN AGREEMENT

Form of Rights Certificate

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, AND AMENDMENT OR TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that                                             , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of December 11, 2018, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between GCM Mining Corp., a corporation duly incorporated under the Business Corporations Act (British Columbia), (the “Corporation”) and TSX Trust Company, a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and payment of the Exercise Price by certified cheque, bank draft or money order payable to the Corporation and submitted to the Rights Agent at its principal office in the city of Toronto. Until adjustment thereof in certain events as provided in the Shareholder Rights Agreement, the Exercise Price shall be:

(h)	until the Separation Time, an amount equal to five times the Market Price (as such term is defined in the Shareholder Rights Agreement), from time to time, per Share; and

(i)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Share.

In certain circumstances described in the Shareholder Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares of the Corporation other than Common Shares, or more or less than one Common Share, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation and are available upon request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of the Corporation.

Date:

GCM MINING CORP.

By:

Countersigned:

TSX TRUST COMPANY

By:
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED                                                                                                                                                                     hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                                                                                                                                    , as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:
Signature
(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a member firm of a recognized stock exchange in Canada a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (Stamp) Program.

...

CERTIFICATE

(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature
(Please print name of Signatory)

...

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:

The undersigned hereby irrevocably elects to exercise                                                             whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)
(Address)
(City and Province)
Social Insurance Number or other taxpayer identification number.

Dated:
Signature
(Please print name of Signatory)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)
(Address)
(City and Province)
Social Insurance Number or other taxpayer identification number.

Dated:
Signature
(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a member firm of a recognized stock exchange in Canada a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (Stamp) Program.

...

CERTIFICATE

(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature
(Please print name of Signatory)

...

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Shareholder Rights Agreement). No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

SCHEDULE B – STATEMENT OF CORPORATE GOVERNANCE

Unless otherwise defined, capitalized terms used in this Schedule B shall have the meanings given thereto in the management information circular of the Corporation dated May 3, 2022 (the “Circular”).

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators (the “CSA”) requires the Corporation to disclose, on an annual basis, its approach to corporate governance with reference to the corporate governance guidelines provided in NP 58-201 of the CSA. NI 58-101 and NP 58-201 came into force on June 30, 2005 and replaced the Corporate Governance Guidelines of the TSX. They operate in conjunction with National Instrument 52-110 Audit Committees (“NI 52-110”) of the CSA. The Corporation’s disclosure pursuant to NI 58-101, not otherwise disclosed in this Circular, is set out in this Schedule B.

Board of Directors

The GCM Board currently comprises seven (7) directors, a majority of whom are “independent” under NI 58-101, as set forth in the Circular under “Business of the Meeting – Election of Directors.” As executives of the Corporation, Mr. Iacono and Mr. de la Campa are the Corporation’s non-independent directors. Management is nominating seven (7) directors for election at the Meeting, of which five (5) would be independent.

The responsibilities of the GCM Board and management to act with due care in the best interests of the Corporation are well defined by law and both management and the GCM Board recognize their respective duties and obligations. The independent directors occasionally meet in the absence of non-independent directors and members of management, and at each GCM Board meeting there is the possibility to do so. The GCM Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

Corporate objectives are reviewed by the GCM Board from time to time throughout the year. The GCM Board has the mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. To assist it in fulfilling this responsibility, the GCM Board has specifically recognized its responsibility for several areas, including:

(a)	reviewing and approving the Corporation’s strategic, business and capital plans;
(b)	reviewing and approving material proposed expenditures;
(c)	reviewing and approving significant operational and financial matters; and
(d)	providing direction to management on these matters.

Decisions regarding the ongoing day-to-day management are made by management of the Corporation. The GCM Board meets regularly to review the business operations and financial statements of the Corporation and also discharges, in part, its responsibility through the Audit Committee and the CCGNC. The frequency of the meetings of the GCM Board, as well as the nature of agenda items, change depending upon the state of the Corporation’s affairs and in light of opportunities that arise or risks which the Corporation faces. The Corporation holds a minimum of four (4) meetings of the GCM Board in each fiscal year. When business requires that a board meeting cannot be called within a reasonable time, decisions are made by written resolution signed by all directors.

The GCM Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. In order to ensure that the principal business risks borne by the Corporation are appropriate, the directors receive and comment on periodic reports from management as to the Corporation’s assessment and management of such risks. The GCM Board regularly monitors the financial performance of the Corporation, including receiving and reviewing periodic management reports. The GCM Board, directly and through its Audit Committee, assesses the integrity of the Corporation’s internal control and management information systems.

All directorships with other public entities for each of the board members are set forth in the Circular under “Business of the Meeting – Election of Directors.”

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the GCM Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The GCM Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.

Currently, the Executive Chairman of the GCM Board is not an independent director. By using the corporate policies and guidelines of various committees, the GCM Board seeks to foster an environment of strength and integrity in order to oversee and lead the Corporation’s strategic direction with specific assistance from its independent members. In addition, the GCM Board considered it appropriate to designate a Lead Independent Director to coordinate activities of other independent directors and to ensure the GCM Board is able to function independently of management. Therefore, on June 1, 2012, the GCM Board appointed a director to the position of Lead Independent Director and, effective November 19, 2014, Robert Metcalfe became the Lead Independent Director. The Lead Independent Director is responsible for overseeing the discharge of the GCM Board’s responsibilities, ensuring that the GCM Board evaluates the performance of management objectively, serving as a liaison between the independent directors and the Executive Chairman on GCM Board issues, and ensuring that the GCM Board understands the boundaries between the GCM Board and management responsibilities.

During the financial year ended December 31, 2021, the GCM Board held seven (7) meetings. Other decisions of the GCM Board were executed through written resolutions, as and when required. The attendance record for all meetings held since the beginning of the Corporation’s most recently completed financial year for each director nominated for re-election is set forth in the Circular under “Business of the Meeting – Election of Directors.”

The Corporation has implemented a Board Mandate which requires that each member of the GCM Board attend (absent extenuating circumstances) at least 75% of all scheduled meetings of the GCM Board and meetings of committees of the GCM Board on which the director serves.

Board Mandate

The GCM Board is responsible for the stewardship of the Corporation and for the supervision of the management of the business and affairs of the Corporation. The GCM Board has adopted a formal mandate setting out the role and responsibilities of the GCM Board, a copy of which is attached to the Circular as Schedule C.

Position Descriptions

In order to delineate the roles and responsibilities of the Executive Chairman of the GCM Board and the Chief Executive Officer, the GCM Board has adopted written position descriptions for each of these positions. The responsibilities of the Executive Chairman of the GCM Board include, but are not limited to, providing leadership to the GCM Board to enhance the GCM Board’s effectiveness, managing the GCM Board and acting as liaison between the GCM Board and management to ensure that relations between the board and management are conducted in a professional and constructive manner. The responsibilities of the Chief Executive Officer include, among other things, subject to the oversight of the GCM Board, general supervision of the business of the Corporation, providing leadership and vision to the Corporation, and developing and recommending significant corporate strategies and objectives for approval by the GCM Board.

The GCM Board has also adopted a written position description of the chair of each committee of the Corporation. The primary functions of a committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, facilitate the operations and deliberations of that committee, and oversee the satisfaction of that committee’s functions and responsibilities under its mandate.

Orientation and Continuing Education

While the Corporation has not established a formal orientation and education program for new members of the GCM Board, the Corporation is committed to providing such information so as to ensure that the new directors are familiar with the Corporation’s business and the procedures of the GCM Board. Information may include the Corporation’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. The CCGNC ensures that every director possesses the capabilities, expertise, availability and knowledge required to fill their position adequately. From time to time, the Corporation arranges on-site tours of its operations.

The CCGNC ensures that all new directors receive a comprehensive orientation. All new directors should fully understand the role of the GCM Board and its committees, as well as the contribution individual directors are expected to make (including, in particular, the commitment of time and resources that the Corporation expects from its directors). All new directors are expected to understand the nature and operation of the business.

The CCGNC provides continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

As a responsible business and corporate citizen, the Corporation is committed to conducting its affairs with integrity, honesty, fairness and professionalism. In order to encourage and promote a culture of ethical business conduct, the GCM Board has developed a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Corporation’s mandate, and on applicable laws and regulations.

The GCM Board monitors compliance with the Code. Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to periodically review the Code and sign an acknowledgement in the form of a statement of compliance.

The Code applies at all levels of the organization, from major decisions to day-to-day transactions. The Code delineates the standards governing the relations between the Corporation and shareholders, customers, suppliers and competitors respectively. Within this framework, employees, directors and officers are expected to exercise good judgment and be accountable for their actions.

The GCM Board receives reports on compliance with the Code. The GCM Board has not granted any waiver of the Code in favour of any directors, officers or employees since the Code was adopted by the GCM Board. Accordingly, no material change report has been required or filed.

From time to time, matters may be put before the GCM Board where a member has a conflict of interest. When such matters arise, that director declares a conflict of interest and will abstain from participating in the discussions and any vote on that matter. Transactions and agreements in respect of which a director or executive officer has a material interest must be reviewed and approved by the GCM Board in accordance with the Code. Since the beginning of the Corporation’s most recently completed financial year, there has been one such transaction.

A copy of the Code can be obtained upon request to Amanda Fullerton, Vice President, Legal & Secretary of the Corporation, at its office at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario M5H 2Y4 or on the Corporation’s website at www.gcm-mining.comor on SEDAR at www.sedar.com.

Anti-Bribery and Anti-Corruption Policy

The Corporation is committed to maintaining the highest ethical and legal standards. As part of the Corporation’s continued commitment to improving its corporate governance practices, in April 2021, the GCM Board adopted a stand-alone Anti-Bribery and Anti-Corruption Policy (the “Anti-Bribery and Anti-Corruption Policy”) which applies to all directors, executive officers and employees of the Corporation (the “Covered Employees”). The Anti-Bribery and Anti-Corruption Policy outlines requirements that must be fulfilled by all Covered Employees, including prohibitions against bribing government officials and making or facilitating improper payments. The Anti-Bribery and Anti-Corruption Policy also provides Covered Employees with clarity regarding giving gifts to government officials and making political or charitable contributions. All Covered Persons must also comply with the Corruption of Foreign Public Officials Act (Canada) and the Self-Control and Risk Management System of Money Laundering and Terrorism Financing (Colombia). A copy of the Anti-Bribery and Anti-Corruption Policy is available on the Corporation’s website at www.gcm-mining.

Nomination of Directors

The GCM Board has the ultimate responsibility for the appointment, nomination and assessment of directors, but it performs this function with the assistance of the CCGNC. The GCM Board believes that this is a practical approach at this stage of the Corporation’s development. While there are no specific criteria for GCM Board membership, the Corporation attempts to attract and maintain directors with a wealth of business knowledge and particular knowledge of the Corporation’s industry, jurisdiction of operations, or other industries which provide knowledge or which would assist in guiding the officers of the Corporation. Therefore, and in order to encourage an objective nomination process, nominations tend to be the result of recruitment efforts by management of the Corporation and members of the CCGNC, but are subject to informal discussions among the directors prior to the consideration by the GCM Board as a whole of the nominated director.

The CCGNC is a committee of the GCM Board which assists the GCM Board by providing it with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the GCM Board in respect of the management of the Corporation, (b) board size and composition, including the candidate selection process and the orientation of new members, (c) director compensation, and (d) such procedures as may be necessary to allow the GCM Board to function independently of management. The CCGNC also oversees compliance with policies associated with an efficient system of corporate governance.

The CCGNC is responsible for reviewing periodically the competencies, skills and personal qualities of each existing director, and the contributions made by the director to the effective operation of the GCM Board and, in light thereof, to make recommendations for changes to the composition of the GCM Board.

The CCGNC currently comprises Robert Metcalfe (Chairman), Hernan Martinez and Jaime Perez Branger, all of whom are “independent” as defined in NI 52-110. All of the members of the CCGNC have past or present senior executive or equivalent compensation experience and therefore are well-versed in matters related to executive compensation.

Compensation

The CCGNC also reviews and approves salary and benefits for the executives of the Corporation and compensation for the directors of the Corporation. The Corporation has developed policies for the compensation of its executives and directors. For specific disclosure regarding the compensation of executive officers, including the Chief Executive Officer and directors and the CCGNC, please see the heading entitled “Statement of Executive Compensation” in the Circular. The responsibilities, powers and operations of the CCGNC are set out in the Charter of the CCGNC, a copy of which can be found on the Corporation’s website at www.gcm-mining.com.

Audit Committee

The Audit Committee currently comprises three (3) directors of the Corporation – Jaime Perez Branger (Chairman), De Lyle Bloomquist and Belinda Labatte, all of whom are financially literate and independent for purposes of NI 52-110. Each has extensive business experience, and each has held or currently holds executive positions that required oversight and understanding of the accounting principles underlying the preparation of the Corporation’s financial statements.

The Audit Committee is mandated to monitor audit functions, the preparation of financial statements, review press releases on financial results, review other regulatory documents as required and meet with outside auditors independently of management. The Audit Committee Charter is available on the Corporation’s website at www.gcm-mining.com and is provided in the Corporation’s Annual Information Form dated March 31, 2022, filed on the Corporation’s profile on SEDAR at www.sedar.com.

The Audit Committee meets periodically with management and the independent auditors to ensure that each is discharging its respective responsibilities, to review the consolidated financial statements and the independent auditors’ report, and to discuss significant financial reporting issues and auditing matters. The external auditors have full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the GCM Board for consideration when approving the consolidated financial statements for presentation to the GCM Shareholders.

The Audit Committee has discussed with the Corporation’s auditors issues concerning their independence and has received written disclosures confirming such. Based on the review and discussions above, the Audit Committee has recommended to the GCM Board to include the audited consolidated financial statements in the annual report to the Shareholders.

Assessments

The GCM Board assesses, on an annual basis, the contributions of the board as a whole, any committees of the board and each of the directors, in order to determine whether each is functioning effectively. In making such assessments, the GCM Board considers the industry in which the Corporation operates, as well as the practices of comparable corporate bodies.

The CCGNC annually reviews and makes recommendations to the GCM Board for changes to the mandate for the GCM Board. The CCGNC also annually assesses the effectiveness of the GCM Board as a whole and each committee of the board, and makes recommendations to the GCM Board.

Information Security Risk Management and Oversight

The GCM Board, primarily through the Audit Committee (which is 100% independent), provides top-level oversight of risks relating to our information security and of related policies and practices. At the GCM Board level, we believe we have at least two directors on the Audit Committee with experience as it relates to information security. While the GCM Board does not currently receive reports from senior management on information security matters, it plans on including this into the quarterly agenda going forward. With regards to end users, each user of our information systems is responsible for abiding with the controls and guidelines that we establish. To that end, our Code of Business Conduct and Ethics establishes standards of acceptable use of, and access to, our information systems. The Corporation has not had any information security breaches during the last three years and accordingly, there have been no expenses incurred from information security breach penalties and settlements as a result. However, the Corporation is currently evaluating the possibility of entering into an information security risk insurance policy. The Corporation is also evaluating the possibility of conducting an information security risk assessment later this year.

SCHEDULE C – MANDATE OF THE GCM BOARD

MANDATE OF THE BOARD OF DIRECTORS

(Initially adopted by the Board of Directors on April 27, 2012)

GCM MINING CORP. (the “Corporation”)

The board of directors of GCM Mining Corp. (the “Board”) believes that the appropriate mix of skills, experience, age and gender will help to enhance its performance. The Board’s composition should reflect business experience compatible with the Corporation’s business objectives.

Composition

The Board will be comprised of a minimum of three directors, a majority of whom are independent.1 If the Chair of the Board is not an independent director2 then the Board will seek to appoint a “lead” independent director.

Meetings

The Board shall meet at least four times annually, or more frequently, as circumstances dictate. In addition, the Board shall hold separate, regularly scheduled meetings of independent directors at which members of management are not present. Each member of the Board shall be required to attend in person or participate via teleconference at least 75% of the meetings held per year.

Position Descriptions

The Board shall develop and maintain clear position descriptions for directors, including the Chair of the Board and the Chair of each Board committee. Additionally, the Board, together with the Chief Executive Officer (the “CEO”), shall develop and maintain a clear position description for the CEO, which includes defining management’s responsibilities. The Board shall also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

Expectations and Responsibilities of the Board

Directors and the Board as a whole are expected to meet the following minimum standards:

∎	Demonstrate integrity and high ethical standards.
∎	Have career experience and expertise relevant to the Corporation’s business purposes, financial responsibilities and risk profile.
∎	Have a proven understanding of fiduciary duty.
∎	Have the ability to read and understand financial statements.
∎	Demonstrate well-developed listening, communicating and influencing skills so that the individual directors can actively participate in Board discussions and debate.
∎	Devote their time to the Corporation as necessary to serve effectively as a director of the Corporation.
∎

Prepare and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the director serves. Where circumstances prevent a director from attending a scheduled meeting in person, that director shall make every effort to participate in the meeting by telephone.

1 “Independent” member means a member who has no direct or indirect material relationship with the Corporation. A “material relationship” means a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

2 If appointing a Chair of the Board who is an independent director is not appropriate, the Board will appoint a lead director who is an independent director.

∎

Set aside adequate time to read and absorb the materials provided to the directors on a timely basis prior to any meeting of the Board and any meeting of committees on which the director serves. Preparation time will vary according to the complexity of the meeting materials.

∎

Participate fully and frankly in the deliberations and discussions of the Board and its committees, applying informed and reasoned judgement to each issue that arises and expressing opinions, asking further questions and making recommendations that such director thinks are necessary or desirable.

Mandate of the Board

Each member of the Board is elected by the shareholders and represents all shareholders’ interests in creating shareholder value. The following is the mandate of the Board:

∎	Advocate and support the best interests of the Corporation.
∎	Ensure that the Board and its committees are given access to all members of management and employees of the Corporation.
∎

Review and approve strategic, business and capital plans for the Corporation taking into account, among other things, the appropriateness of the business of the Corporation, and monitor management’s execution of such plans.

∎	Review whether specific and relevant corporate measurements are developed and adequate internal controls and information systems are in place with regard to business performance.
∎	Identify and review the principal risks of the Corporation’s business and pursue the implementation by management of appropriate systems to manage such risks.
∎	Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals.
∎	Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements.
∎

Select, evaluate, and compensate the CEO and other executive officers and satisfy itself of the integrity of the CEO and other executive officers that the CEO and the other executive officers create a culture of integrity throughout the Corporation.

∎	Annually review appropriate senior management compensation programs.
∎

Adopt a public disclosure policy for the Corporation and monitor the practices of management against the Corporation’s disclosure policy to ensure appropriate and timely communication to shareholders of material information concerning the Corporation.

∎

Establish a procedure by which shareholders may provide feedback directly to any individual director, including the independent directors as a group, the Board or any Board committee and by which any interested party may communicate directly with the chair of the Board and the independent directors.

∎

Develop the Corporation’s approach to corporate governance, including a set of corporate governance principles and guidelines and monitoring the practices of the Corporation against such principles and guidelines.

∎	Monitor safety and environmental programs.
∎	Monitor the development and implementation of programs for management succession and development.
∎	Approve selection criteria for new candidates for directorship.
∎	Provide new directors with a comprehensive orientation, and provide all directors with continuing education opportunities.
∎	Ensure the Corporation’s conformity with applicable statutes, regulations and standards (for example, environmental risks and liabilities, and conformity of financial statements).
∎	Regularly conduct assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and each individual director.
∎	Establish the necessary committees to govern the Corporation.
∎	Provide advice to and act as a sounding board for the CEO and the President.
∎	Discharge such other duties as may be required in the good stewardship of the Corporation.
∎	Annually review and assess the adequacy of this charter and make any changes deemed necessary or appropriate.

In addressing its mandate, the Board assumes responsibility for the following approvals:

Financial Approvals, including the following:

●	Strategic plan
●	Annual business and capital plans
●	Annual financial statements, management’s discussion and analysis and auditors’ report
●	Quarterly earnings and press release (provided that the Board may delegate this to the Audit Committee)
●	Budgeted capital expenditures
●	Unbudgeted capital expenditures in excess of US$150,000 and greater than 5% of the annual capital budget in aggregate of unbudgeted capex
●	Acquisitions/divestitures
●	Significant financing or refinancing opportunities
●	Dividend policy, if any
●	Re-purchase programs for shares and other securities of the Corporation

Human Resources Approvals:

●	Appointment/succession/dismissal of CEO and the President
●	Compensation of the CEO and the President
●	Executive compensation arrangements and incentive plans*

Administration and Compliance Approvals:

●	Appointment of Board Committees and their Chairs
●	Nomination of Directors*
●	Recommendation of Auditors to the Shareholders*
●	Proxy circular
●	Annual information form
●	Appointment of Chairman
●	Major policies*

* Board may delegate to committees.

Currency of this Mandate

This mandate was last revised and approved by the Board on May 27, 2021.

Morrow Sodali

If you have any questions or require any

assistance in executing your proxy or voting

instruction form, please call Morrow Sodali.at:

North American Toll-Free Number: 1.888.999.1787

Outside North America, Banks, Brokers and Collect Calls: 1.289.695.3075

Email: assistance@morrowsodali.com

North American Toll-Free Facsimile: 1.877.218.5372

GCM MINING CORP.

401 Bay Street, Suite 2400 | Toronto, ON M5H 2Y4

P:        416.360.4653

E:         investorrelations@gcm-mining.com

Download the latest about GCM Mining Corp. at: www.gcm-minning.com. GCM Mining Corp. is traded on the TSX under the symbol GCM.